Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

ENCANA CORPORATION,

ALENCO ACQUISITION COMPANY INC.

AND

ATHLON ENERGY INC.

September 27, 2014

i

ii

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of September 27, 2014, is entered into by and among Athlon Energy Inc., a Delaware corporation (the “Company”), Encana Corporation, a Canadian corporation (“Parent”), and Alenco Acquisition Company Inc., a Delaware corporation and indirect, wholly owned subsidiary of Parent (“Acquisition Sub”).

WHEREAS, upon the terms and subject to the conditions of this Agreement, Acquisition Sub has agreed to commence a cash tender offer (as it may be extended and amended from time to time as permitted under this Agreement, the “Offer”) to acquire all of the outstanding shares of Company Common Stock (“Shares”), for $58.50 per Share (such amount, or any different amount per Share paid pursuant to the Offer to the extent permitted under this Agreement, being the “Offer Price”), in cash, without interest;

WHEREAS, as soon as practicable following the consummation of the Offer, upon the terms and conditions set forth herein, Acquisition Sub will be merged with and into the Company, with the Company as the surviving corporation (the “Merger”), in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), pursuant to which, except as otherwise provided herein, each Share will be cancelled and converted into the right to receive the Offer Price, in cash, without interest, upon the terms and subject to the conditions of this Agreement;

WHEREAS, the board of directors of the Company (the “Company Board”) has approved and declared advisable and in the best interests of the Company and its stockholders this Agreement and the transactions contemplated hereby, including the Offer and the Merger (the “Transactions”), and has resolved to recommend to its stockholders to accept the Offer and tender their Shares to Acquisition Sub pursuant to the Offer;

WHEREAS, the board of directors of Acquisition Sub has approved and declared advisable and in the best interests of Alenco Inc., a Delaware corporation, indirect, wholly owned subsidiary of Parent and the sole stockholder of Acquisition Sub (“Acquisition Sub Parent”), this Agreement and the Transactions;

WHEREAS, the board of directors of Parent has approved this Agreement and the Transactions and Acquisition Sub Parent will immediately following execution of this Agreement, as the sole shareholder of Acquisition Sub, adopt this Agreement and approve the Transactions;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, and as an inducement to Parent’s and Acquisition Sub’s willingness to enter into this Agreement, each holder of units of Athlon Holdings LP is executing non-exchange agreements in favor of Parent and Acquisition Sub (collectively, the “Non-Exchange Agreements”); and

WHEREAS, Parent, Acquisition Sub and the Company desire to make certain representations, warranties and agreements in connection with the Transactions and also to prescribe certain conditions to the Transactions.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, Parent, Acquisition Sub and the Company hereby agree as follows:

ARTICLE I
DEFINITIONS

Section 1.01                             Definitions.

(a)                                 As used in this Agreement, the following terms have the following meanings:

“Acquisition Proposal” means (i) any proposal or offer (other than the Transactions or any other proposal or offer by Parent, Acquisition Sub or their Affiliates) with respect to a merger, consolidation, business combination, recapitalization, reorganization, joint venture, partnership, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries or (ii) any proposal or offer to acquire, by tender offer, share exchange, stock or asset purchase or in any other manner, which, in each case with respect to clauses (i) and (ii), if consummated, would result in any Person (other than Parent, Acquisition Sub or their Affiliates) becoming, in one or a series of related transactions, directly or indirectly, the beneficial owner (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) of (A) 20% or more of the total voting power or of any class of equity securities of the Company or any of its Subsidiaries or, in the case of a transaction described in clause (i), the entity resulting from such transaction or (B) assets (including equity securities of any of the Company’s Subsidiaries) comprising 20% or more of the consolidated revenues, consolidated net income or fair market value of the consolidated total assets of the Company and its Subsidiaries, taken as a whole.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person.  For purposes of this definition, “control,” when used with respect to any specified Person, means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through ownership of voting securities or by contract or otherwise, and the terms “controlling” and “controlled by” have correlative meanings to the foregoing.

“Applicable Law” means, with respect to any Person, any and all federal, state, local, municipal or foreign laws, constitutions, treaties, conventions, ordinances, codes, common law, rules, regulations, agency requirements, Permits or Orders enacted, adopted, or promulgated by a Governmental Authority that are applicable to such Person, as such may be amended, unless expressly specified otherwise.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York or Calgary, Alberta are authorized or required by Applicable Law to close.

“Change of Board Recommendation” means to (i) withhold, withdraw, qualify or modify, or publicly propose or publicly announce any intention to withhold, withdraw, qualify or modify, in a manner adverse to Parent or Acquisition Sub, the Company Board Recommendation; (ii) fail to include the Company Board Recommendation in (or remove from) the Schedule 14D-9; (iii) approve, endorse or recommend, or publicly propose or publicly announce any intention to approve, endorse or recommend, any Acquisition Proposal; (iv) fail to recommend against acceptance of any tender offer or exchange offer that is publicly disclosed (other than by Parent, Acquisition Sub or their Affiliates) prior to the date that is four Business Days after the commencement of such tender or exchange offer pursuant to Rule 14d-2 under the Exchange Act or recommend that all Stockholders tender their respective Shares in such tender offer or exchange offer; or (v) following the date any Acquisition Proposal or any material modification thereto is first made public or sent or given to the Stockholders, fail to issue a press release stating that the Company Board Recommendation has not changed within four Business Days following Parent’s written request to do so (which request may only be made once with respect to any such Acquisition Proposal and each material modification thereto), in case of each of clauses (i), (ii), (iii), (iv), and (v) above by or on behalf of the Company, the Company Board or any committee thereof;  provided, however, that neither (x) a termination of this Agreement by the Company pursuant to Section 10.01(b), nor (y) a customary “stop, look and listen” or similar communication by the Company Board of the type contemplated by Rule 14d-9(f) under the Exchange Act shall, in each case, in and of itself constitute a Change of Board Recommendation.

“Code” means the Internal Revenue Code of 1986.

“Company Balance Sheet” means the consolidated unaudited balance sheet of the Company as of June 30, 2014 and the notes thereto, as contained in the Company SEC Documents.

“Company Balance Sheet Date” means June 30, 2014.

“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Common Stock” means the common stock, $0.01 par value per share, of the Company.

“Company Compensatory Award” means each Company Restricted Share, Company RSU and other equity-based award denominated in Company Common Stock granted pursuant to the Company Stock Plan.

“Company Disclosure Schedule” means the disclosure schedule dated the date of this Agreement regarding this Agreement that has been provided by the Company to Parent prior to the parties’ entry into this Agreement.

“Company IP” means all Intellectual Property Rights owned or purported to be owned by the Company or any of its Subsidiaries.

“Company IP Agreements” means all Contracts to which the Company or any of its Subsidiaries is a party relating to the license of Intellectual Property Rights, other than (a) licenses of commercially-available Software licensed pursuant to a standard license agreement and (b) non-exclusive licenses of Intellectual Property Rights incidental to the sale or purchase of products or services in the ordinary course of business.

“Company Material Adverse Effect” means any change, event, circumstance or development that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, financial condition, results of operations, assets or liabilities of the Company and its Subsidiaries, taken as a whole; provided, however, that no change, event, circumstance or development attributable to or resulting from any of the following shall be deemed to be, or taken into account in determining whether there has been or would reasonably be expected to be, a Company Material Adverse Effect: (i) changes, events, circumstances or developments in or affecting general economic conditions or the securities, credit or financial markets in general (including commodity prices, interest rates and exchange rates); (ii) changes, events, circumstances or developments generally affecting the industry in which the Company and its Subsidiaries operate; (iii) changes or developments in GAAP, other applicable accounting rules or Applicable Law, or the enforcement or interpretation thereof, or changes or developments in political, regulatory or legislative conditions; (iv) changes, events, circumstances or developments resulting from any weather-related or other force majeure event or natural disaster (including hurricane, tornado, flood, earthquake, tsunami or volcano eruption) or outbreak or escalation of hostilities or acts of war (whether or not declared) or act of terrorism; (v) the execution, delivery, announcement or pendency of this Agreement, the Company’s compliance with the terms of this Agreement or the Transactions or the anticipated consummation of the Offer and the Merger; (vi) any Proceedings brought by any current or former Stockholders (on their own behalf or on behalf of the Company) arising out of or related to this Agreement or any of the Transactions; (vii) any action taken or not taken, in each case, at the written request of Parent and Acquisition Sub; (viii) any failure by the Company to meet any internal or published projections, forecasts or estimates or analysts’ expectations in respect of revenues, cash flow, earnings or other financial or operating metrics for any period; or (ix) any adverse change in the market price or trading volume of Shares or debt securities of the Company or in the Company’s credit rating; provided, however, that (A) in the case of clauses (i), (ii), (iii) and (iv), any change, event, circumstance or development referred to shall not be excluded to the extent the same disproportionately affects (individually or together with other changes, events, circumstances or developments) the Company and its Subsidiaries, taken as a whole, as compared to other similarly situated Persons operating in the same industry in which the Company and its Subsidiaries operate; and (B) in the case of clauses (viii) and (ix) any underlying cause of such failure or adverse change shall not be excluded unless otherwise excepted under clauses (i) through (vii).

“Company Preferred Stock” means the preferred stock, $0.01 par value per share, of the Company.

“Company Restricted Share” means any share of Company Common Stock (including performance-based vesting) subject to vesting and granted pursuant to the Company Stock Plan.

“Company RSU” means any restricted stock unit (including performance-based restricted stock units) with respect to Company Common Stock granted pursuant to the Company Stock Plan.

“Company Software” means Software that is used in the business of the Company and its Subsidiaries.

“Company Stock Plan” means the Athlon 2013 Incentive Award Plan.

“Company Termination Fee” means an amount equal to $207.5 million.

“Contract” means any legally binding contract, agreement, indenture, note, bond, loan, license, sublicense, subcontract, purchase order, instrument, lease or any other legally binding commitment, arrangement or undertaking of any nature, whether oral or written.

“Derivative” means a derivative transaction within the coverage of Statement of Financial Accounting Standard No. 133, including any swap transaction, option, hedge, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral, transportation or other similar arrangements related to such transaction.

“Environmental Laws” means Applicable Law (including Environmental Permits) governing pollution or protection of human health, safety, natural resources or the environment (including ambient air, surface water, ground water, land surface and subsurface strata), including Applicable Law governing production, generation, manufacture, processing, distribution, use, storage, treatment, transportation, disposal, arrangement for transportation or disposal, handling, Releases or threatened Releases of, or exposure to, Hazardous Substances or the investigation, clean-up or remediation of Hazardous Substances.

“Environmental Permits” means applicable permits, licenses, certificates, consents, registrations, exemptions, variances, approvals and authorizations issued by Governmental Authorities or required under Environmental Laws for the business of the Company and its Subsidiaries.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” of any entity means any other entity which, together with such entity, would be treated as a single employer under Section 414 of the Code.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Agreement” means that certain Exchange Agreement, dated as of August 7, 2013 and as thereafter amended, among the Company and each of the other partners of Athlon Holdings LP, pursuant to which each partner (other than the Company) is entitled to exchange one unit of Athlon Holdings LP for one Share, subject to adjustment as provided therein.

“GAAP” means generally accepted accounting principles in the United States.

“Good Title” means such title that is free from reasonable doubt to the end that a prudent person engaged in the business of purchasing and owning, developing, and operating producing or non-producing oil and gas properties in the geographical areas in which they are located, with knowledge of all of the facts and their legal bearing, would be willing to accept the same acting reasonably.

“Governmental Authority” means any: (i) federal, state, local, municipal, foreign or other government; (ii) governmental, quasi-governmental, supranational or regulatory authority (including any governmental division, department, agency, commission, instrumentality, organization, unit or body and any court or other tribunal); or (iii) self-regulatory organization (including the NYSE).

“Hazardous Substances” means any substance that, by its nature or its use, is regulated or as to which liability might arise under any Environmental Law including any:  (i) chemical, product, material, substance or waste defined as or included in the definition of “hazardous substance,” “hazardous material,” “hazardous waste,” “restricted hazardous waste,” “extremely hazardous waste,” “solid waste,” “toxic waste,” “extremely hazardous substance,” “toxic substance,” “toxic pollutant,” “contaminant,” “pollutant,” or words of similar meaning or import found in any Environmental Law; (ii) petroleum hydrocarbons, petroleum products, petroleum substances, oil and natural gas exploration and production wastes, natural gas, condensate or crude oil or any components, fractions, or derivatives thereof; and (iii) asbestos containing materials, polychlorinated biphenyls, radioactive materials, urea formaldehyde foam insulation, or radon gas.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Hydrocarbons” means crude oil, natural gas, condensate, drip gas and natural gas liquids and other liquids or gaseous hydrocarbons or other substances (including minerals) produced or associated therewith.

“Intellectual Property Rights” means: (i) patents, including design patents, and applications relating thereto (and any patents that issue as a result of those patent applications), and any renewals, reissues, reexaminations, extensions, continuations, continuations-in-part, continuing prosecution applications, provisionals, divisions and substitutions relating to any of the patents and patent applications, as well as all related foreign patents and patent applications that are counterparts to such patents and patent applications (collectively, “Patents”); (ii) trademarks, trade names, service marks, service names, trade dress, logos, slogans, certification marks, collective marks, d/b/a’s, Internet domain names, URLs, corporate names, brand names and other indicia of origin, together with any registrations and applications for registration thereof, including all renewals of the same, and any goodwill associated therewith (collectively, “Trademarks”); (iii) rights in works of authorship, whether copyrightable or not (including rights in Software, databases and other compilations of information), copyrights therein and thereto, and other similar exclusive exploitation rights and moral rights, and any registrations and applications for registration thereof, and all renewals, extensions, restorations and reversions thereof (collectively, “Copyrights”); (iv) trade secret rights and other rights in know-how and confidential or proprietary information, including processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists; and (v) all other intellectual property or proprietary rights.

“IRS” means the United States Internal Revenue Service.

“IT Assets” means computers, Software, middleware, servers, workstations, routers, hubs, switches, data communications lines, all other information technology equipment, and all associated documentation.

“Knowledge” means, (i) with respect to the Company, the actual knowledge of each of Robert C. Reeves, N. Kevin Treadway, Bud Holmes, Jennifer Palko and John Souders, after due inquiry of each of such individual’s direct reports, and (ii) with respect to Parent, the actual knowledge of each of Doug Suttles, Sherri Brillon, David Hill and Michael McAllister, after due inquiry of each of such individual’s direct reports.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, deed of trust, right of first refusal, easement, or similar encumbrance in respect of such property or asset.  For clarity, the foregoing shall not include non-exclusive licenses of or other non-exclusive grants of rights to use Intellectual Property Rights.

“Malicious Code” means any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “worm,” “spyware” (as such terms are commonly understood in the software industry) or any other software code designed to have any of the following functions: (i) disrupting, disabling or harming the operation of, or providing unauthorized access to, any software, system, network or other device, including disabling a computer program automatically with the passage of time or under the positive control of a Person other than an authorized licensee or owner of the software or (ii) compromising the privacy or data security of a user or damaging or destroying any data or file, in each case, without authorization and without the applicable user’s consent.

“NYSE” means the New York Stock Exchange.

“Oil and Gas Contracts” means any of the following Contracts to which the applicable Person is a party (other than, in each case, an Oil and Gas Lease): all farm-in and farm-out agreements, areas of mutual interest agreements, joint venture agreements, development agreements, production sharing agreements, operating agreements, unitization, pooling and communitization agreements, declarations and orders, divisions orders, transfer orders, royalty deeds, oil and gas sales agreements, exchange agreements, gathering and processing Contracts and agreements, drilling, service and supply Contracts, geophysical and geological Contracts, land broker, title attorney and abstractor Contracts and all other Contracts relating to Hydrocarbons or revenues therefrom and claims and rights thereto, and, in each case, interests thereunder.

“Oil and Gas Interests” means (i) direct and indirect interests in and rights with respect to Hydrocarbons and related properties and assets of any kind and nature, direct or indirect, including working and leasehold interests and operating rights and royalties, overriding royalties, production payments, net profit interests, carried interests, and other non-working interests and non-operating interests; (ii) Hydrocarbons or revenues therefrom; (iii) all Oil and Gas Leases and the leasehold estates created thereby and the lands covered by the Oil and Gas Leases or included in units with which the Oil and Gas Leases may have been pooled or united; (iv) all Oil and Gas Contracts; (v) surface interests, fee interests, reversionary interests, reservations and concessions; (vi) all easements, surface use agreements, rights of way, licenses and permits, in each case, in connection with Oil and Gas Leases, the drilling of Wells or the production, gathering, processing, storage, disposition, transportation or sale of Hydrocarbons, (vii) all rights and interests in, under or derived from unitization and pooling agreements in effect with respect to clauses (i) and (iii) above and the units created thereby which accrue or are attributable to the interests of the holder thereof; (viii) all interests in machinery equipment (including Wells, well equipment and machinery), oil and gas production, gathering, transmission, treating, processing and storage facilities (including tanks, tank batteries, pipelines, flow lines, gathering Systems and metering equipment), pumps, water plants, electric plants, gasoline and gas platforms, processing plants, separation plants, refineries, testing and monitoring equipment, in each case, in connection with Oil and Gas Leases, the drilling of Wells or the production, gathering, processing, storage, disposition, transportation or sale of Hydrocarbons, and (ix) all other interests of any kind or character associated with, appurtenant to, or necessary for the operation of any of the foregoing.

“Oil and Gas Leases” means all leases, subleases, licenses or other occupancy or similar agreements under which a Person leases, subleases or licenses or otherwise acquires or obtains operating rights in and to Hydrocarbons or any other real property which is material to the operation of such Person’s business.

“Order” means any judgment, settlement, order, decision, direction, writ, injunction, decree, stipulation or legal or arbitration award of, or promulgated or issued by, any Governmental Authority.

“Permitted Liens” means (i) Liens disclosed on the Company Balance Sheet; (ii) Liens for Taxes not yet due and not yet delinquent (or that are being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP on the Company Balance Sheet); (iii) Liens imposed by Applicable Law incurred in the ordinary course of business such as materialmen’s, mechanics’, carriers’, workmen’s, landlord’s, repairmen’s or other similar Liens (and in the case of materialmen’s, mechanics’, carriers’, workmen’s, landlord’s and repairmen’s Liens, such Liens are for amounts not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP on the Company Balance Sheet); (iv) with respect to real property, easements, rights of way, zoning ordinances, and other similar land use and environmental regulations affecting real property which are not, individually or in the aggregate, material in amount or effect to the business of the Company and its Subsidiaries; (v) Liens arising under or pursuant to the organizational documents of the Company or any of its Subsidiaries; (vi) Liens which do not, individually or in the aggregate, materially detract from the value or materially interfere with any present or intended use of such property or assets; and (vii) Liens to secure indebtedness pursuant to the Subsidiary Credit Agreement.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.

“Privacy Laws” means Applicable Law regarding collecting, accessing, using, disclosing, electronically transmitting, securing, sharing, transferring and storing personally identifiable data, including federal, state or foreign laws or regulations regarding (i) data privacy and information security, (ii) data breach notification (as applicable) and/or (iii) trespass, computer crime and other laws governing unauthorized access to or use of electronic data.

“Proceeding” means any action, suit, claim, litigation, arbitration, proceeding (including any civil, criminal, administrative or appellate proceeding), hearing, investigation or public inquiry commenced, brought, conducted or heard by or before, or otherwise involving, any arbitrator, arbitration panel, court or other Governmental Authority.

“Production Burden” means all royalty interests, overriding royalty interests, production payments, net profit interests or other similar interests that constitute a burden on, and are measured by or are payable out of, the production of Hydrocarbons or the proceeds realized from the sale or other disposition thereof (including any amounts payable to publicly traded royalty trusts), other than Taxes and assessments of Governmental Authorities.

“Registered IP” means all Company IP that is registered with any Governmental Authority, including all Patents, registered Copyrights, registered Trademarks, all applications for any of the foregoing, and Internet domain names.

“Representatives” means a Person and its Subsidiaries’ directors, officers, employees, agents, attorneys, accountants, advisors, consultants and other authorized representatives.

“Release” means any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, migrating, injecting, escaping, leaching, dumping or disposing.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933.

“Service Provider” means any retired, former or current employees, officers, consultants, independent contractors or directors of the Company or any of its Subsidiaries.

“Software” means computer programs, including operating systems, applications, firmware or other software code.

“Stockholder” means a Person that holds Shares, as of the time of determination, and includes both record and beneficial holders of Shares unless otherwise specified or the context otherwise requires.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned or controlled by such Person.

“Subsidiary Credit Agreement” means that certain Amended and Restated Credit Agreement dated March 19, 2013, by and among Athlon Holdings LP, Bank of America, N.A., as administrative agent, collateral agent, swingline lenders and an issuing bank and the other lenders from time to time a party thereto, as amended and in effect on the date hereof.

“Superior Proposal” means any bona fide and written Acquisition Proposal that would result in any Person becoming the beneficial owner (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) of 100% of the outstanding Shares or all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, that the Company Board determines in good faith, after consultation with its outside legal counsel and the Company Financial Advisors, is reasonably likely to be consummated substantially in accordance with its terms, taking into account all legal, financial (including the certainty of any financing) and regulatory aspects of the proposal and the Person making the Acquisition Proposal, and if consummated, would be more favorable to the Stockholders (in their capacity as such) from a financial point of view than the Offer and the Merger, in each case, after taking into account all relevant factors, including all terms and conditions of such Acquisition Proposal and this Agreement (including any adjustment to the terms and conditions of this Agreement agreed to by Parent in writing pursuant to Section 7.03(e) in response to such Acquisition Proposal).

“Systems” means the refined petroleum product, crude oil, natural gas, liquefied natural gas, natural gas liquid and other pipelines, lateral lines, pumps, pump stations, storage facilities, terminals, processing plants and other related operations, assets, machinery and equipment that are owned by the Company and its Subsidiaries and used for the conduct of their respective businesses.

“Tax” means (i) any and all federal, state, provincial, local, foreign and other taxes, levies, fees, imposts, duties and similar governmental charges (including any interest, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto) including (x) taxes imposed on, or measured by, income, franchise, profits or gross receipts and (y) ad valorem, value added, capital gains, sales, goods and services, use, real or personal property, capital stock, license, branch, payroll, estimated, withholding, employment, social security (or similar), unemployment, compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes, escheat or unclaimed property and customs duties, (ii) any and all liability for the payment of any items described in clause (i) above as a result of being (or ceasing to be) a member of an affiliated, consolidated, combined, unitary or aggregate group (or being included (or being required to be included) in any Tax Return related to such group and (iii) any and all liability for the payment of any amounts as a result of any express or implied obligation to indemnify any other person, or any successor or transferee liability, in respect of any items described in clause (i) or (ii) above.

“Tax Receivable Agreement” means that certain Tax Receivable Agreement, dated as of August 7, 2013 and as thereafter amended, among the Company, Athlon Holdings LP, and each of the other partners of Athlon Holdings LP signatory thereto.

“Tax Return” means any and all reports, returns, declarations, claims for refund, elections, disclosures, estimates, information reports or returns or statements required to be supplied to a Governmental Authority in connection with Taxes, including any schedule or attachment thereto or amendment thereof.

“Tax Sharing Agreement” means any Contract relating to the sharing and/or allocation of the responsibilities, liabilities and benefits relating to Taxes and/or indemnification of Taxes.

“Treasury Regulations” means the Treasury regulations promulgated under the Code.

“Units” means all pooled, communitized or unitized acreage that includes all or a part of any Oil and Gas Lease.

“Wells” means all oil and/or gas wells, whether producing, operating, shut-in or temporarily abandoned, located on any Oil and Gas Lease or Unit or otherwise associated with any Oil and Gas Interest of the applicable Person, together with all oil, gas and mineral production from such well.

(b)                                 Each of the following terms is defined on the page number set forth opposite such term:

Term	Page

Acceptable Confidentiality Agreement	55
Acquisition Proposal	2
Acquisition Sub	1
Acquisition Sub Parent	1
Affiliate	2
Agreement	1
Alternative Acquisition Agreements	55
Anti-Takeover Law	47
Antitrust Laws	27
Applicable Law	2
Book-Entry Share	21
Business Day	2
Cancelled Shares	21
Capitalization Date	28
Cashed Out Company Restricted Share	24
Cashed Out Company RSU	24
Certificate	21
Certificate of Merger	20
Change of Board Recommendation	2
Closing	19
Closing Date	20
Code	3

Term	Page
Company	1
Company Balance Sheet	3
Company Balance Sheet Date	3
Company Board	1
Company Board Recommendation	27
Company Capital Stock	3
Company Common Stock	3
Company Compensatory Award	3
Company Cure Period	66
Company Disclosure Schedule	3
Company Employees	62
Company Financial Advisors	47
Company Financial Statements	29
Company IP	3
Company IP Agreements	3
Company Leased Real Property	37
Company Material Adverse Effect	4
Company Material Contract	33
Company Real Property	37
Company Owned Real Property	37
Company Preferred Stock	4
Company Real Property Leases	37
Company Report Preparer	39
Company Reserve Reports	39
Company RSU	4
Company SEC Documents	29
Company Securities	28
Company Software	5
Company Stock Plan	5
Company Termination Fee	5
Compensation Committee	58
Confidentiality Agreement	60
Contract	5
Copyrights	6
D&O Indemnitee	61
D&O Insurance	61
Delaware Secretary of State	20
Derivative	5
DGCL	1
Dissenting Share	25
Effective Time	20
Employee Plans	43
Employee Restricted Shares	24
End Date	65
Enforceability Exceptions	26

Term	Page
Environmental Laws	5
Environmental Permits	5
ERISA	5
ERISA Affiliate	5
Exchange	58
Exchange Act	5
Exchange Agreement	5
Exchange Fund	22
Expiration Date	17
GAAP	6
Good Title	6
Governmental Authority	6
Hazardous Substances	6
HSR Act	6
Hydrocarbons	6
Initial Expiration Date	17
Intellectual Property Rights	6
IRS	7
IT Assets	7
Knowledge	7
Licensed IP	40
Lien	7
Loan Documents	58
Malicious Code	7
Merger	1
Merger Consideration	21
Minimum Condition	A-1
Non-Exchange Agreements	1
NOLs	43
Notice Period	56
NYSE	7
Offer	1
Offer Acceptance Time	17
Offer Conditions	16
Offer Documents	18
Offer Price	1
Offer to Purchase	16
Oil and Gas Contracts	7
Oil and Gas Interests	7
Oil and Gas Leases	8
Order	8
Parent	1
Parent Cure Period	67
Parent Plan	63
Partnership Units	58

Term	Page
Patents	6
Paying Agent	22
Permits	36
Permitted Liens	8
Person	9
Privacy Laws	9
Proceeding	9
Production Burden	9
Release	9
Registered IP	9
Related Person	47
Representatives	9
Restricted Share Consideration	24
RSU Consideration	24
Sarbanes-Oxley Act	29
Schedule 14D-9	18
Schedule TO	18
SEC	9
Securities Act	9
Service Provider	9
Shares	1
Software	9
Stockholder	9
Subsidiary Credit Agreement	9
Subsidiary	9
Superior Proposal	10
Surviving Corporation	20
Systems	10
Tax	10
Tax Actions	65
Tax Receivable Agreement	10
Tax Return	11
Tax Sharing Agreement	11
Trademarks	6
Transactions	1
Treasury Regulations	11
Units	11
Wells	11

Section 1.02                             Definitional and Interpretative Provisions.

(a)                                 The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(b)                                 The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.  References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified.

(c)                                  All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.  Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.

(d)                                 Any reference in a particular Section of the Company Disclosure Schedule shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties (or covenants, as applicable) of the Company that are contained in the corresponding Section of this Agreement and (ii) all other representations and warranties of the Company that are contained in this Agreement if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties would be reasonably apparent to an individual who has read that reference and such representations and warranties.  The listing of any matter on the Company Disclosure Schedule shall not be deemed to constitute an admission by the Company, or to otherwise imply, that any such matter is material, is required to be disclosed by the Company under this Agreement or falls within relevant minimum thresholds or materiality standards set forth in this Agreement.  No disclosure in the Company Disclosure Schedule relating to any possible breach or violation by the Company of any Contract or Applicable Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred.

(e)                                  Whenever the word “material” is used in this Agreement, it shall include anything that would be required to be disclosed in a report filed with the SEC.

(f)                                   Whenever the term “ordinary course of business” is used in this Agreement, it shall mean the ordinary course of the Company’s and its Subsidiaries’ respective businesses of exploring and operating its Oil and Gas Interests, and shall not include the acquiring of Oil and Gas Interests.

(g)                                  Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, and words denoting either gender shall include both genders as the context requires.  Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

(h)                                 Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import.

(i)                                     The use of the word “or” shall not be exclusive unless expressly indicated otherwise.

(j)                                    The word “party” shall, unless the context otherwise requires, be construed to mean a party to this Agreement.  Any reference to a party to this Agreement or any other agreement or document contemplated hereby shall include such party’s successors and permitted assigns.

(k)                                 Unless otherwise specifically indicated, all references to “dollars” or “$” shall refer to the lawful currency of the United States.

(l)                                     A reference to any legislation or to any provision of any legislation shall include any modification, amendment, re-enactment thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued or related to such legislation.

(m)                             The word “will” shall be construed to have the same meaning and effect as the word “shall.”

(n)                                 The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any provision of this Agreement.

(o)                                 Time is of the essence with respect to the performance of this Agreement.

ARTICLE II
THE OFFER

Section 2.01                             The Offer.

(a)                                 Provided that (i) this Agreement shall not have been terminated in accordance with ARTICLE X, (ii) all of the conditions set forth in clauses 2(a), (b), (c), (d), (e), (g), (h), and (i) of ANNEX I shall then be satisfied (in the case of clause 2(e), with respect to covenants and obligations that the Company is required to comply with or to perform prior to such time) or waived by Parent and Acquisition Sub and (iii) the Company has timely provided any information required to be provided by it pursuant to Section 2.01(h), as promptly as practicable after the date of this Agreement (and in any event within 10 Business Days of the date of this Agreement), Acquisition Sub shall (and Parent shall cause Acquisition Sub to) commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer.

(b)                                 Subject to the terms and conditions of this Agreement, including the prior satisfaction of the Minimum Condition and the satisfaction or waiver by Parent and Acquisition Sub of the other conditions set forth in ANNEX I (collectively, the “Offer Conditions”), as soon as practicable after the Expiration Date, Acquisition Sub shall (and Parent shall cause Acquisition Sub to) consummate the Offer in accordance with its terms, and promptly accept for payment and promptly thereafter pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer.

(c)                                  The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) in accordance with the terms set forth in this Agreement, the Minimum Condition and the other Offer Conditions.  Parent and Acquisition Sub expressly reserve the right to (i) increase the Offer Price, (ii) waive any Offer Condition and (iii) make any other changes in the terms and conditions of the Offer; provided, however, that unless otherwise provided by this Agreement, without the prior written consent of the Company, Parent and Acquisition Sub shall not (A) decrease the Offer Price, (B) change the form of consideration payable in the Offer, (C) decrease the maximum number of Shares sought to be purchased in the Offer, (D) impose conditions to the Offer in addition to the Offer Conditions, (E) amend or modify any of the Offer Conditions in a manner that adversely affects Stockholders generally, (F) waive, amend or otherwise change the Minimum Condition, or (G) extend or otherwise change the Expiration Date in a manner other than as required or permitted by this Agreement.  The Offer may not be terminated prior to the Expiration Date unless this Agreement is terminated in accordance with ARTICLE X.

(d)                                 Unless extended pursuant to and in accordance with the terms of this Agreement, the Offer shall expire at 12:00 a.m. (New York City time) on the date that is 20 Business Days (for this purpose calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) following the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of the Offer (the “Initial Expiration Date”) or, in the event the Initial Expiration Date has been extended pursuant to and in accordance with this Agreement, the date and time to which the Offer has been so extended (the Initial Expiration Date, or such later date and time to which the Initial Expiration Date has been extended pursuant to and in accordance with this Agreement, is referred to as the “Expiration Date”).

(e)                                  The Offer shall be extended from time to time as follows:

(i)                                     If on the scheduled Expiration Date, the Minimum Condition has not been satisfied or any of the other Offer Conditions have not been satisfied, or waived by Parent and Acquisition Sub if permitted hereunder, then Acquisition Sub shall extend the Offer for one or more periods of not more than 20 Business Days (subject to the foregoing, the length of each such period to be determined by Parent in its sole discretion) or such other number of Business Days as the parties may agree (subject to the right of Parent and Acquisition Sub to waive any Offer Condition (other than the Minimum Condition) in accordance with this Agreement and the parties’ respective rights to terminate this Agreement in accordance with ARTICLE X); and

(ii)                                  Acquisition Sub shall extend, and Parent shall cause Acquisition Sub to extend, the Offer for the minimum period required by Applicable Law, interpretation or position of the SEC or its staff or the NYSE or its staff.

(f)                                   Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the time when Acquisition Sub accepts, for the first time, for payment Shares validly tendered and not properly withdrawn pursuant to the Offer (the “Offer Acceptance Time”), any change in the outstanding shares of capital stock of the Company shall occur by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period, the Offer Price shall be equitably adjusted to reflect such reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or stock dividend thereon.

(g)                                  In the event that this Agreement is terminated pursuant to the terms hereof, Acquisition Sub shall (and Parent shall cause Acquisition Sub to) promptly (and in any event within 24 hours of such termination), irrevocably and unconditionally terminate the Offer, shall not acquire any Shares pursuant to the Offer and shall cause any depositary acting on behalf of Acquisition Sub to return, in accordance with Applicable Law, all tendered Shares to the record holders thereof.

(h)                                 As promptly as practicable on the date of commencement of the Offer (within the meaning of Rule 14d-2 under the Exchange Act), Parent and Acquisition Sub shall (i) file with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments and supplements thereto and including exhibits thereto, the “Schedule TO”) that will contain or incorporate by reference the Offer to Purchase and form of the related letter of transmittal and (ii) cause the Offer to Purchase and related documents to be disseminated to Stockholders. Parent and Acquisition Sub agree that they shall cause the Schedule TO and all exhibits, amendments or supplements thereto (which together constitute the “Offer Documents”) filed by either Parent or Acquisition Sub with the SEC to comply in all material respects with the Exchange Act and the rules and regulations thereunder and other Applicable Law.  Each of Parent, Acquisition Sub and the Company agrees to promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and Parent and Acquisition Sub further agree to use all reasonable efforts to promptly cause the Offer Documents as so corrected to be filed with the SEC and to promptly be disseminated to Stockholders, in each case as and to the extent required by Applicable Law.  The Company shall promptly furnish or otherwise make available to Parent and Acquisition Sub or Parent’s legal counsel all information concerning the Company and its Subsidiaries and Stockholders that may be required in connection with any action contemplated by this Section 2.01(h), including communicating the Offer to the record and beneficial holders of the Shares.  The Company and its counsel shall be given reasonable opportunity to review and comment on the Offer Documents prior to the filing thereof with the SEC, and Parent and Acquisition Sub agree to consider in good faith any such comments.  Parent and Acquisition Sub agree to provide the Company and its counsel with any comments Parent, Acquisition Sub or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after receipt of such comments.  Parent and Acquisition Sub shall respond promptly to any comments of the SEC or its staff with respect to the Offer Documents or the Offer.

(i)                                     Parent shall cause to be provided to Acquisition Sub on a timely basis all of the funds necessary to purchase any Shares that Acquisition Sub becomes obligated to purchase pursuant to the Offer.

Section 2.02                             Company Actions.

(a)                                 On the day that the Offer is commenced, the Company shall, as promptly as practicable following the filing of the Schedule TO, file with the SEC and disseminate to Stockholders, in each case as and to the extent required by Applicable Law, a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits, amendments or supplements thereto, the “Schedule 14D-9”) that, subject to the Company Board’s right to effect a Change of Board Recommendation pursuant to Section 7.03(e), shall reflect the Company Board Recommendation.  The Company agrees that it will cause the

Schedule 14D-9 to comply in all material respects with the Exchange Act and other Applicable Law.  Each of Parent, Acquisition Sub and the Company agrees to promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company further agrees to use all reasonable efforts to cause the Schedule 14D-9 as so corrected to promptly be filed with the SEC and to promptly be disseminated to Stockholders, in each case as and to the extent required by Applicable Law.  Parent and its counsel shall be given reasonable opportunity to review and comment on the Schedule 14D-9 and any amendment thereto prior to the filing thereof with the SEC and the Company agrees to consider in good faith any such comments.  The Company agrees to provide Parent and its counsel with any comments the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of such comments.  The Company shall respond promptly to any comments of the SEC or its staff with respect to the Schedule 14D-9.

(b)                                 The Company shall promptly furnish Parent with a list of its Stockholders, mailing labels and any available listing or computer file containing the names and addresses of all record holders of Shares and lists of securities positions of Shares held in stock depositories, in each case true and correct as of the most recent practicable date, and shall provide to Parent such additional information (including updated lists of Stockholders, mailing labels and lists of securities positions) and such other similar assistance as Parent may reasonably request in connection with the Offer.  Parent and Acquisition Sub and their Representatives shall hold in confidence the information contained in any such labels, listings and files, shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, shall, upon request, deliver, and shall use their reasonable efforts to cause their Representatives to deliver, to the Company or destroy all copies and any extracts or summaries from such information then in their possession or control.

Section 2.03                             Director and Officer Information.  The Company shall, upon request of Parent, promptly take all reasonable actions necessary to effect the appointment of Parent’s designees as directors of the Company at any time after the Offer Acceptance Time, including requesting the directors of the Company to resign effective at such time and appointing Parent’s designees as such directors’ successors, and the Company shall take any action required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder (subject to the Company’s receipt of the information with respect to Parent and its nominees, officers, directors and Affiliates required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder).  The provisions of this Section 2.03 are in addition to, and shall not limit, any right that Acquisition Sub, Parent or any Affiliate of Parent may have (with respect to the election of directors or otherwise) under Applicable Law as a Stockholder.

ARTICLE III
THE MERGER

Section 3.01                             The Closing.  The consummation of the Merger (the “Closing”) shall take place at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York 10019 as soon as practicable following the consummation of the Offer on a date and at a time to be specified by Parent, which shall be no later than the third Business Day after the satisfaction or waiver of the last of the conditions set forth in

ARTICLE IX to be satisfied or waived (other than those conditions that by their nature are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions), or at such other date, time or location as Parent and the Company may otherwise agree in writing; provided that, to the extent Parent and the Company so agree, documents may be delivered and exchanged at the Closing by facsimile, PDF, or other electronic means.  The date on which the Closing actually takes place is referred to in this Agreement as the “Closing Date.”

Section 3.02                             The Merger.

(a)                                 As promptly as practicable after the consummation of the Offer, the parties shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”) a certificate of merger (the “Certificate of Merger”) satisfying the applicable requirements of, and executed in accordance with, the relevant provisions of the DGCL, and shall make all other filings or recordings required under the DGCL in order to consummate the Merger.  The Merger shall become effective at the time the Certificate of Merger is filed with the Delaware Secretary of State or at such later time (to the extent permitted by the DGCL) as agreed by Parent and the Company and specified in the Certificate of Merger (the “Effective Time”).  As a result of the Merger, the separate corporate existence of Acquisition Sub shall cease, and the Company shall continue its existence as an indirect, wholly owned subsidiary of Parent under the laws of the State of Delaware.  The Company, in its capacity as the corporation surviving the Merger, is sometimes referred to in this Agreement as the “Surviving Corporation.”

(b)                                 The Merger shall have the effects set forth in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL.

(c)                                  Subject to Section 8.03, at the Effective Time, (i) by virtue of the Merger, the certificate of incorporation of the Company shall be amended in its entirety to read as set forth in Exhibit A, and (ii) the parties hereto shall cause the bylaws of Acquisition Sub in effect immediately prior to the Effective Time to be the bylaws of the Surviving Corporation, except that the name of the corporation set forth therein shall be changed to the name of the Company, in each case, until thereafter amended in accordance with the DGCL and as provided in such certificate of incorporation or bylaws.

(d)                                 From and after the Effective Time, the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation until their respective successors are duly elected and qualified in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

Section 3.03                             Merger Without Meeting of Stockholders.  The Merger shall be governed by Section 251(h) of the DGCL.  The parties agree to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable following the consummation of the Offer, without a vote of Stockholders (or of any other class of Company Capital Stock) in accordance with Section 251(h) of the DGCL.

ARTICLE IV
CONVERSION OF SECURITIES

Section 4.01                             Effect of Merger on Capital Stock.

(a)                                 At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Acquisition Sub, the Company or their respective stockholders, (i) each Share issued and outstanding immediately prior to the Effective Time (other than any Cancelled Shares and any Dissenting Shares) shall be cancelled and automatically converted into and shall thereafter represent the right to receive an amount in cash equal to the Offer Price (such amount of cash hereinafter referred to as the “Merger Consideration”), payable to the holder thereof, without interest, in accordance with Section 4.02, (ii) all Shares that are owned directly by Parent or its wholly-owned Subsidiaries immediately prior to the Effective Time or held in treasury of the Company or by any of its wholly-owned Subsidiaries (in each case, other than any such Shares held in a fiduciary capacity or otherwise on behalf of third parties) (the “Cancelled Shares”) shall be cancelled without any conversion thereof and shall cease to exist and no payment shall be made in respect thereof and (iii) each issued and outstanding share of common stock, without par value, of Acquisition Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of common stock, without par value, of the Surviving Corporation.

(b)                                 Without limiting the other provisions of this Agreement and without duplication of any adjustment made pursuant to Section 2.01(f), if at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company shall occur by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period, the Merger Consideration shall be equitably adjusted to reflect such reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or stock dividend thereon.

Section 4.02                             Exchange Procedures; Surrender and Payment.

(a)                                 From and after the Effective Time, all of the Shares converted into the Merger Consideration pursuant to this ARTICLE IV shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate evidencing Shares (each, a “Certificate”) and each holder of book-entry, non-certificated Shares (each, a “Book-Entry Share”), in each case outstanding immediately prior to the Effective Time and previously representing any such Shares, shall thereafter cease to have any rights with respect to such Shares, except the right to receive the Merger Consideration, without interest.  After the Effective Time, there shall be no further registration of transfers of Shares.  From and after the Effective Time, the holders of Certificates or Book-Entry Shares representing Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as specifically provided in this Agreement or by Applicable Law.  If, after the Effective Time, Certificates are presented to the Paying Agent, the Surviving Corporation or Parent, they shall be cancelled and exchanged for the consideration provided for, and in accordance with the procedures set forth, in this ARTICLE IV.

(b)                                 Prior to the Effective Time, Parent shall select a reputable bank or trust company that is reasonably acceptable to the Company to act as Paying Agent (the “Paying Agent”) for the payment of (i) the Merger Consideration in respect of each Share outstanding immediately prior to the Effective Time represented by a Certificate and each Book-Entry Share outstanding immediately prior to the Effective Time, in each case, other than any Cancelled Shares, any Dissenting Shares, any Employee Restricted Shares and any Employee Company RSUs, and (ii) without duplication, the aggregate Restricted Share Consideration and aggregate RSU Consideration payable by the Paying Agent pursuant to Section 4.05.  Substantially concurrent with the Effective Time, Parent shall deposit or cause to be deposited with the Paying Agent cash in an amount sufficient to pay the aggregate Merger Consideration, aggregate Restricted Share Consideration and aggregate RSU Consideration required to be paid by the Paying Agent in accordance with this Agreement (such cash shall be referred to in this Agreement as the “Exchange Fund”).  In the event the Exchange Fund shall be insufficient to make the payments in connection with the aggregate Merger Consideration contemplated by Section 4.01 or the aggregate Restricted Share Consideration or aggregate RSU Consideration contemplated by Section 4.05 and payable by the Paying Agent, Parent shall promptly deposit, or cause to be deposited, additional funds with the Paying Agent in an amount that is equal to the deficiency.  The Paying Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be paid pursuant to Section 4.01 and the Restricted Share Consideration and RSU Consideration contemplated to be paid pursuant to Section 4.05 out of the Exchange Fund.  The Exchange Fund shall not be used for any other purpose.

(c)                                  As soon as reasonably practicable after the Effective Time and in any event not later than the third Business Day following the Effective Time, Parent will cause the Paying Agent to send to each holder of record of Shares (other than any Cancelled Shares, any Dissenting Shares, any Employee Restricted Shares and any Employee Company RSUs) represented by Certificate(s) (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates (or effective affidavits of loss in lieu thereof) to the Paying Agent) in such form as Parent and the Company may reasonably agree, for use in effecting delivery of Shares to the Paying Agent, and (ii) instructions for use in effecting the surrender of Certificates (or effective affidavits of loss in lieu thereof) in exchange for the Merger Consideration.  No holder of Book-Entry Shares shall be required to deliver a Certificate or a letter of transmittal to the Paying Agent in order to receive the Merger Consideration that such holder is entitled to receive pursuant to Section 4.01 in respect of such Book-Entry Shares.

(d)                                 Upon (i) surrender to the Paying Agent of Certificates (or an affidavit of loss in lieu thereof), together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be reasonably required pursuant to such instructions, or (ii) compliance with the reasonable procedures established by the Paying Agent for delivery of Book-Entry Shares, the holder of a Certificate or Book-Entry Shares shall be entitled to receive promptly in exchange therefor, in cash, the Merger Consideration in respect of the Shares formerly represented by such Certificate or Book-Entry Shares, and the Certificates or Book-Entry Shares so surrendered shall forthwith be cancelled.  No interest shall be paid or will accrue on any cash payable to holders of Certificates or Book-Entry Shares pursuant to the provisions of this ARTICLE IV.

(e)                                  If any cash payment is to be made to a Person other than the Person in whose name the applicable surrendered Certificate is registered, it shall be a condition of such payment that the Person requesting such payment shall pay any transfer Taxes required by reason of the making of such cash payment to a Person other than the registered holder of the surrendered Certificate or shall establish to the satisfaction of the Paying Agent that such Tax has been paid or is not payable.

(f)                                   Any portion of the Exchange Fund that remains unclaimed by Stockholders or holders of Cashed Out Company Restricted Shares or Cashed Out Company RSUs after the date which is one year following the Effective Time shall, upon Parent’s demand, be returned to Parent.  Any Stockholder who has not exchanged such Stockholder’s cancelled Shares for the Merger Consideration in accordance with this Section 4.02 and any holder of Cashed Out Company Restricted Shares or Cashed Out Company RSUs who has not received the Restricted Share Consideration or RSU Consideration, as applicable, in accordance with Section 4.05, in each case prior to the time the remaining portion of the Exchange Fund is returned to Parent, shall thereafter look only to Parent for delivery of the Merger Consideration in respect of such Stockholder’s cancelled Shares, the Restricted Share Consideration in respect of such holder’s Cashed Out Company Restricted Shares, or the RSU Consideration in respect of such holder’s Cashed Out Company RSUs. Notwithstanding anything to the contrary contained herein, neither Parent nor the Surviving Corporation shall be liable to any Person for any Merger Consideration, Restricted Share Consideration or RSU Consideration, as applicable, delivered to a Governmental Authority pursuant to Applicable Law, including applicable abandoned property, escheat or similar laws.

(g)                                  Any portion of the Merger Consideration deposited with the Paying Agent pursuant to this Section 4.02 to pay for Shares for which appraisal rights shall have been perfected pursuant to Section 262 of the DGCL shall be returned to Parent upon Parent’s demand.

(h)                                 All Merger Consideration paid in respect of Shares, Restricted Share Consideration paid in respect of Cashed Out Company Restricted Shares or RSU Consideration paid in respect of Cashed Out Company RSUs in accordance with the terms of this Agreement, shall be deemed to have been paid in full satisfaction of all rights pertaining to such Shares, Cashed Out Company Restricted Shares or Cashed Out Company RSUs, as applicable.

Section 4.03                             Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may reasonably direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to be paid in respect of the Shares represented by such Certificate as contemplated by this ARTICLE IV.

Section 4.04                             Withholding Rights.  Each of Parent, Acquisition Sub and the Surviving Corporation shall be entitled to deduct and withhold, or cause the Paying Agent to deduct and withhold, from the consideration otherwise payable to any Person pursuant to this

Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment pursuant to the Code or under any provision of Applicable Law.  To the extent that amounts are so deducted or withheld and paid over to the appropriate Governmental Authority by Parent, Acquisition Sub, the Surviving Corporation or the Paying Agent, as the case may be, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 4.05                             Treatment of Company Restricted Shares and Company RSUs.

(a)                                 At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each Company Restricted Share that is outstanding and unvested as of immediately prior to the Effective Time (“Cashed Out Company Restricted Share”) shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, vest and the restrictions with respect thereto shall lapse (with performance-based awards vesting at maximum levels), and the maximum number of shares of Company Common Stock subject to such grant of Company Restricted Shares shall be converted into the right to receive an amount in cash equal to the Merger Consideration payable to the holders thereof without interest (the “Restricted Share Consideration”).

(b)                                 Any Person entitled to Restricted Share Consideration in respect of Cashed Out Company Restricted Shares (i) who is a current or former employee of the Company and its Subsidiaries (the Cashed Out Company Restricted Shares held by such Persons, the “Employee Restricted Shares”) shall be paid such Restricted Share Consideration through the payroll system of the Surviving Corporation and its Subsidiaries in not less than three Business Days following the Closing Date and (ii) who is not a current or former employee of the Company and its Subsidiaries shall be paid such Restricted Share Consideration through the Paying Agent in accordance with Section 4.02.

(c)                                  At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each Company RSU that is outstanding and unvested as of immediately prior to the Effective Time (“Cashed Out Company RSU”) shall be cancelled immediately prior to the Effective Time and converted into the right to receive an amount in cash (with performance-based awards receiving cash at maximum levels) equal to the Merger Consideration payable to the holders thereof without interest (the “RSU Consideration”).

(d)                                 Any Person entitled to RSU Consideration in respect of Cashed Out Company RSUs (i) who is a current or former employee of the Company and its Subsidiaries (the Cashed Out Company RSUs held by such Persons, the “Employee Company RSUs”) shall be paid such RSU Consideration through the payroll system of the Surviving Corporation and its Subsidiaries in not less than three Business Days following the Closing Date and (ii) who is not a current or former employee of the Company and its Subsidiaries shall be paid such RSU Consideration through the Paying Agent in accordance with Section 4.02.

(e)                                  Except as otherwise provided in this Agreement, following the Effective Time, no holder of a Company Compensatory Award or any participant in the Company Stock Plan, or other Company Employee Plan or employee benefit arrangement of the Company or under any employment agreement, shall have any right hereunder to acquire any capital stock or other equity interests (including any “phantom” stock or stock appreciation rights) in the Surviving Corporation or its Subsidiaries.

Section 4.06                             Dissenting Shares.

(a)                                 Notwithstanding anything in this Agreement to the contrary, with respect to each Share, if any, as to which the holder thereof shall have (i) properly complied with the provisions of Section 262 of the DGCL as to appraisal rights and (ii) not effectively withdrawn or lost such holder’s rights to appraisal (each, a “Dissenting Share”), such holder shall be entitled to payment, solely from the Surviving Corporation, of the fair value of the Dissenting Shares to the extent permitted by and in accordance with the provisions of Section 262 of the DGCL and Dissenting Shares shall be treated in accordance with Section 262 of the DGCL; provided, however, that if any holder of Dissenting Shares (x) under the circumstances permitted by and in accordance with the DGCL, affirmatively withdraws or loses (through failure to perfect or otherwise) its appraisal rights in respect of such Dissenting Shares, (y) fails to establish such holder’s entitlement to appraisal rights as provided in the DGCL or (z) takes or fails to take any action the consequence of which is that such holder is not entitled to payment for such holder’s Dissenting Shares under the DGCL, then in each such case, such holder or holders (as the case may be) shall forfeit appraisal rights in respect of such Dissenting Shares and such Shares shall thereupon cease to constitute Dissenting Shares, and each such Share shall, to the fullest extent permitted by Applicable Law, thereafter be deemed to have been converted into and to have become, as of the Effective Time, the right to receive, without interest thereon, the Merger Consideration.

(b)                                 The Company shall give Parent prompt notice of any written demands received by the Company for appraisal of Shares and the opportunity to direct all negotiations and proceedings with respect to such demands for appraisal under Section 262 of the DGCL. The Company shall not, except with the prior written consent of Parent, (i) voluntarily make any payment with respect to any demands for appraisal for Dissenting Shares, (ii) offer to settle any such demands, (iii) waive any failure to timely deliver a written demand for appraisal in accordance with the DGCL or (iv) agree to do any of the foregoing.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as set forth in the Company Disclosure Schedule (subject to the first sentence of Section 1.02(d)) or (ii) as disclosed in the Company SEC Documents filed with the SEC prior to the date hereof (but (A) without giving effect to any amendment thereof filed with, or furnished to the SEC on or after the date hereof and (B) excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), but only to the extent (1) such Company SEC Documents are publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval System and (2) the relevance of the applicable disclosure as an exception to the applicable representations and warranties would be reasonably apparent to an individual who has read that disclosure and such representations and warranties, the Company represents and warrants to Parent and Acquisition Sub that:

Section 5.01                             Corporate Existence and Power.

(a)                                 The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate power and authority required to own, lease or otherwise hold, use and operate its properties, rights and other assets and to carry on its business as currently conducted.  The Company is duly qualified to do business as a foreign corporation and, where such concept is recognized, is in good standing in each jurisdiction in which the nature of the business conducted by it or the ownership, leasing or operation of its assets or properties makes such qualification or good standing necessary, except where the failure to be so qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)                                 Section 5.01(b) of the Company Disclosure Schedule sets forth a true, correct and complete list of the Company’s Subsidiaries, as of the date of this Agreement.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company’s Subsidiaries (i) has been duly organized and is validly existing and, where such concept is recognized, in good standing under the laws of the jurisdiction of its organization; (ii) is duly qualified to do business and, where such concept is recognized, is in good standing as a foreign entity in all jurisdictions in which the nature of the business conducted by it or the ownership, leasing or operation of its assets or properties makes such qualification or good standing necessary; and (iii) has all corporate power and authority required to own, lease or otherwise hold, use and operate its properties, rights and other assets and to carry on its business as currently conducted.

(c)                                  The Company has made available to Parent complete and correct copies of each of the Company’s and its Subsidiaries’ certificate of incorporation, certification of formation, by-laws, operating agreements, partnership agreements or similar organizational documents, each as amended to the date of this Agreement, and each such document as so delivered is in full force and effect, and neither the Company nor any of its Subsidiaries is in material violation of any of the provisions contained therein.

Section 5.02                             Corporate Authorization.

(a)                                 The Company has all requisite corporate power and authority to enter into and to perform its obligations under this Agreement.  The execution, delivery and performance by the Company of this Agreement have been duly authorized by all necessary corporate action on the part of the Company.  This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Acquisition Sub of this Agreement, this Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency, the relief of debtors, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies (collectively, the “Enforceability Exceptions”).  If the Merger is consummated in accordance with Section 251(h) of the DGCL as contemplated hereby, no vote of the Stockholders or of any holder of Company Capital Stock is necessary to authorize or adopt this Agreement or to consummate the Transactions.

(b)                                 At a meeting duly called and held, the Company Board has unanimously (i) determined that this Agreement and the Transactions are fair to, advisable and in the best interests of the Company and its Stockholders, (ii) approved this Agreement and the Transactions, and (iii) resolved (subject to Section 7.03(e)) to recommend that the Stockholders accept the Offer and tender their Shares pursuant to the Offer (such recommendation, the “Company Board Recommendation”).  As of the date of this Agreement, none of the actions described in the immediately preceding sentence has been amended, rescinded or modified in any respect.

Section 5.03                             Governmental Authorization.  The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions require no authorization or other action by or in respect of, or filing with, any Governmental Authority other than (i) the filing of the Certificate of Merger with the Delaware Secretary of State and appropriate documents required to be filed with the relevant authorities of other states in which the Company is qualified to do business with respect to such qualification to do business, (ii) compliance with any applicable requirements of the HSR Act, any other laws analogous to the HSR Act existing in foreign jurisdictions and any other federal, state or foreign Applicable Law or other legal restraint designed to govern foreign investment or competition or prohibit, restrict or regulate actions with the purposes or effect of monopolization or restraint of trade (collectively, “Antitrust Laws”), (iii) compliance with any applicable requirements of the Exchange Act, the Securities Act and any other applicable U.S. state or federal securities, takeover or “blue sky” laws, (iv) compliance with any applicable rules of the NYSE and (v) where the failure to take any such actions or make any such filings would not, individually or in the aggregate, reasonably be expected to materially impede or delay the ability of the Company to consummate the Transactions or have, individually or in the aggregate, a Company Material Adverse Effect.

Section 5.04                             Non-Contravention.  Except as set forth on Section 5.04 of the Company Disclosure Schedule, the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions do not and will not (i) conflict with or result in any violation or breach of any provision of the certificate of incorporation or bylaws of the Company or the similar organizational documents of any of its Subsidiaries, (ii) assuming compliance with the matters referred to in Section 5.03, conflict with or result in a violation or breach of any Applicable Law, (iii) assuming compliance with the matters referred to in Section 5.03, require any consent by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, modification, cancellation or acceleration of any right or obligation or the loss of any benefit to which any of the Company or its Subsidiaries is entitled, under (A) any Company Material Contract or (B) any Permit, or (iv) result in the creation or imposition of any Lien (other than a Permitted Lien) on any asset of the Company or its Subsidiaries, except in the case of clauses (ii), (iii) and (iv) above, any such violation, breach, default, right, termination, modification, acceleration, cancellation, loss or Lien that would not, individually or in the aggregate, reasonably be expected to materially impair the ability of the Company to consummate the transactions contemplated by this Agreement and has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 5.05                             Capitalization; Subsidiaries.

(a)                                 The authorized capital stock of the Company consists of 500,000,000 Shares and 50,000,000 shares of Company Preferred Stock.  As of the close of business on September 26, 2014 (the “Capitalization Date”), there were (i) 97,129,446 Shares outstanding not including any Company Restricted Shares, (ii) no shares of Company Preferred Stock outstanding, (iii) 1,772,619 Shares (at maximum performance levels) subject to outstanding awards of Company Restricted Shares, (iv) 560,797 Shares (at maximum performance levels) subject to outstanding awards of Company RSUs and (v) 1,855,563 units of Athlon Holdings LP exchangeable for 1,855,563 Shares pursuant to the Exchange Agreement.  The Company does not have outstanding any bonds, debentures, notes or other obligations that give the holders thereof the right to vote (or are convertible into or exercisable or exchangeable for securities having the right to vote) with the Stockholders on any matter.

(b)                                 Other than Shares reserved for issuance under the Company Stock Plan referenced in Section 5.05(a) and 1,855,563 Shares reserved for issuance upon exchange of units of Athlon Holdings LP pursuant to the Exchange Agreement, there are no shares of Company Capital Stock reserved for issuance.  All outstanding Shares have been, and all Shares that may be issued pursuant to the Company Stock Plan will be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights.

(c)                                  Section 5.05(c) of the Company Disclosure Schedule contains a correct and complete list by person as of the Capitalization Date of Company RSUs and Company Restricted Shares, including the maximum number of shares that may be issued with respect to each Company Compensation Award.  Except as provided in Section 5.05(a) and Section 5.05(f) and for changes since the Capitalization Date resulting from (i) the issuance of Shares upon vesting of Company Compensation Awards outstanding on such date or granted after such date in accordance with the terms of this Agreement, (ii) the grant of Company Compensatory Awards after the date of this Agreement in accordance with the terms of this Agreement and (iii) the exchange of units of Athlon Holdings LP for Shares pursuant to the Exchange Agreement, there are no outstanding (A) shares of capital stock or equity or voting securities of the Company or any of its Subsidiaries, (B) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or equity or voting securities of the Company or any of its Subsidiaries or (C) preemptive or other outstanding rights, options, warrants, conversion rights, “phantom” stock rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding (the items in clauses (A), (B) and (C) being referred to collectively as the “Company Securities”).

(d)                                 All outstanding Shares have been issued and granted in compliance in all material respects with (i) applicable securities laws and other Applicable Law and (ii) all requirements set forth in applicable Contracts.

(e)                                  All Company Restricted Shares and Company RSUs (i) were granted in compliance in all material respects with all Applicable Law and all of the terms and conditions of the Company Stock Plan and (ii) were duly authorized no later than the date on which the grant of the applicable Company RSU was by its terms to be effective by all necessary action, including, as applicable, approval by the Company Board or a committee thereof.

(f)                                   Section 5.05(f) of the Company Disclosure Schedule sets forth each of the Company’s Subsidiaries (and the Company and/or its Subsidiaries’ equity interest in each such Subsidiary) and the Company’s and its Subsidiaries’ equity interest or other direct or indirect ownership interest in any other Person.  All outstanding shares of capital stock or other equity interests of the Company’s Subsidiaries are duly authorized, validly issued, fully paid and nonassessable and all such shares or other equity interests (other than the 1,855,563 units of Athlon Holdings LP) are owned, directly or indirectly, by the Company free and clear of any Liens (other than Permitted Liens).

(g)                                  Neither the Company or any of its Subsidiaries has agreed or is obligated to, directly or indirectly, make any future investment in or capital contribution or advance to any Person (other than in the Company or one of its Subsidiaries).

Section 5.06                             Company SEC Documents; Company Financial Statements.

(a)                                 The Company has filed or furnished, as applicable, on a timely basis, all registration statements, proxy statements and other statements, reports, schedules, forms and other documents required to be filed or furnished by it with the SEC (the “Company SEC Documents”) during the period since August 1, 2013.  Other than the obligation of Athlon Holdings LP and Athlon Finance Corp. to file periodic reports with the SEC pursuant to Section 15(d) of the Exchange Act arising in respect of a registration statement on Form S-4 (File No. 333-XXXXXX), none of the Company’s Subsidiaries is required to file periodic reports with the SEC pursuant to the Exchange Act.  As of their respective effective dates (in the case of the Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Company SEC Documents), or in each case, if amended prior to the date hereof, as of the date of the last such amendment: (i) each of the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act and the Sarbanes-Oxley Act of 2002 and any rules and regulations promulgated thereunder applicable to the Company SEC Documents (the “Sarbanes-Oxley Act”) (as the case may be) and (ii) none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b)                                 The financial statements (including any related notes) contained in the Company SEC Documents, excluding pro forma financial statements (collectively, the “Company Financial Statements”): (i) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such Company Financial Statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC, and except that the unaudited Company Financial Statements may not contain footnotes and are subject to normal year-end adjustments, none of which individually or in the aggregate will be material in nature or amount) and (ii) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of the Company and its consolidated Subsidiaries for the periods covered thereby (except as may be indicated in the notes to such Company Financial Statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC, and except that the unaudited Company Financial Statements may not contain footnotes and are subject to normal year-end adjustments, none of which individually or in the aggregate will be material in nature or amount).

(c)                                  The pro forma financial statements (including any related notes) contained in the Company SEC Documents include assumptions that provide a reasonable basis for presenting the significant effects directly attributable to the transactions and events described therein, the related pro forma adjustments give appropriate effect to those assumptions, and the pro forma adjustments reflect the proper application of those adjustments to the historical financial statement amounts in the pro forma financial statements (including any related notes) contained in the Company SEC Documents.  The pro forma financial statements (including any related notes) contained in the Company SEC Documents comply as to form in all material respects with the applicable accounting requirements of Regulation S-X under the Securities Act and the pro forma adjustments have been properly applied to the historical amounts in the compilation of those statements.

(d)                                 The Company has established and maintains a system of internal control over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f), as applicable, under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting, including policies and procedures that (i) mandate the maintenance of records that in reasonable detail accurately and fairly reflect the material transactions and dispositions of the assets of the Company and its Subsidiaries, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with appropriate authorizations of management and the Company Board and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and its Subsidiaries.  To the Knowledge of the Company, as at June 30, 2014, there were no material weaknesses or significant deficiencies in such internal controls and as of the date of this Agreement, nothing has come to the attention of the Company that has caused the Company to believe that there are any material weaknesses or significant deficiencies in such internal controls.  To the Knowledge of the Company, since August 1, 2013, no complaints from any source regarding accounting, internal accounting controls or auditing matters have been received by the Company.  Since August 1, 2013, the Company has not received any complaints through the Company’s whistleblower hotline or equivalent system for receipt of employee concerns regarding possible violations of Applicable Law.  Since August 1, 2013 , no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a violation of Applicable Law that are securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company’s chief legal officer, audit committee of the Company Board or to the Company Board pursuant to the rules adopted pursuant to Section 307 of the Sarbanes-Oxley Act or any Company policy contemplating such reporting.  Since August 1, 2013, the Company has complied in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

(e)                                  With respect to each annual report on Form 10-K and each quarterly report on Form 10-Q included in the Company SEC Documents, the chief executive officer and chief financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and the NYSE as of their respective dates, and the statements contained in any such certifications are complete and correct as of their respective dates.

(f)                                   The “disclosure controls and procedures” (as defined in Rules 13a-15(e) or 15d-15(e), as applicable, of the Exchange Act) of the Company are designed to ensure that all material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the management of the Company as appropriate to allow timely decisions regarding required disclosure.  The management of the Company has completed an assessment of the effectiveness of the Company’s disclosure controls and procedures as of June 30, 2014, and such assessment concluded that such controls were effective.

(g)                                  None of the Company and its Subsidiaries is a party to, nor has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among one or more of the Company and its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand), or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s or such Subsidiary’s published financial statements or other Company SEC Documents.

(h)                                 The Company SEC Documents accurately summarize, in all material respects, the outstanding Derivative positions of the Company and its Subsidiaries, including Hydrocarbon and financial Derivative positions attributable to the production and marketing of the Company and its Subsidiaries, as of the dates reflected therein.

Section 5.07                             Absence of Certain Changes.

(a)                                 Since December 31, 2013:

(i)                                     the Company and its Subsidiaries have conducted their respective businesses only in the ordinary course of such businesses consistent with past practice;

(ii)                                  there has not been any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by the Company or its Subsidiaries, whether or not covered by insurance;

(iii)                               there has not been any declaration, accrual, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock or other equity interests of the Company or any of its Subsidiaries (except for pro rata dividends or other pro rata distributions by any direct or indirect Subsidiary of the Company to the Company or to any Subsidiary of the Company), or any repurchase, redemption or other acquisition by the Company or any of its Subsidiaries of any outstanding Company Securities (other than pursuant to and in accordance with the terms of the Exchange Agreement);

(iv)                              there has not been any material change in any method of accounting or accounting practice or internal controls (including internal control over financial reporting) by the Company or any of its Subsidiaries, except insofar as may have been required by a change in GAAP or SEC rules and regulations;

(v)                                 there has not been (x) any (1) increase in the compensation payable or to become payable to the Service Providers of the Company or its Subsidiaries (excluding independent contractors) or (2) payment to any Service Provider of the Company or its Subsidiaries of any material bonus, or grant to any director or officer of the Company or its Subsidiaries of any rights to receive severance, termination, retention or Tax gross-up compensation or benefits, (y) any establishment, adoption, entry into or material amendment of any Employee Plan or (z) any action taken by the Company or any of its Subsidiaries to fund or in any other way secure the payment of compensation or benefits under any Employee Plan; and

(vi)                              there has not been any agreement to do any of the foregoing.

(b)                                 Since December 31, 2013, there has not been a Company Material Adverse Effect.

Section 5.08                             No Undisclosed Liabilities.  Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has any liabilities or obligations of a type required to be reflected on a balance sheet in accordance with GAAP other than (a) liabilities or obligations disclosed and provided for in the Company Balance Sheet or in the notes thereto; (b) liabilities or obligations that have been incurred by the Company and its Subsidiaries since the Company Balance Sheet Date in the ordinary course of business; (c) liabilities or obligations under the Contracts identified in Section 5.09(a) of the Company Disclosure Schedule to the extent related to the Company and its Subsidiaries’ performance of their obligations under such Contracts in the ordinary course of business; (d) the liabilities or obligations identified in Section 5.08 of the Company Disclosure Schedule; and (e) liabilities or obligations arising under or expressly contemplated or permitted by this Agreement.

Section 5.09                             Company Material Contracts.

(a)                                 Except for Contracts (including all amendments and modifications thereto) filed as exhibits to the Company SEC Documents or as set forth in Section 5.09 of the Company Disclosure Schedule, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is party to or bound by any Contract (a Contract responsive to any of the following categories, including Contracts and all amendments and modifications thereto filed as exhibits to the Company SEC Documents, being hereinafter referred to as a “Company Material Contract”):

(i)                                     that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Exchange Act);

(ii)                                  that contains any non-compete or exclusivity provisions to which the Company or any of its Subsidiaries or any of their respective Affiliates is subject with respect to any line of business or geographic area with respect to the Company or any of its Subsidiaries, or which restricts the conduct of any line of business by the Company or any of its Subsidiaries, or any geographic area in which the Company or any of its Subsidiaries conducts business;

(iii)                               that contains any standstill, “most favored nation” or most favored customer provision, or rights of first or last offer, negotiation or refusal, in each case, to which the Company or any of its Subsidiaries or any of their respective Affiliates is subject and is material to the business of the Company and its Subsidiaries, taken as a whole;

(iv)                              that is a partnership, joint venture or similar arrangement (other than Oil and Gas Interests);

(v)                                 with any Person which related to more than $2,000,000 in annual revenue to, or payments by, the Company and/or its Subsidiaries for the year ended December 31, 2013 or with respect to which the Company reasonably expects that it and/or one of its Subsidiaries will receive revenue or make payments in 2014 of more than $2,000,000 (other than Contracts described in clause (xii) below);

(vi)                              that is an indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other agreement providing for or guaranteeing indebtedness of any Person, except for (1) the Subsidiary Credit Agreement and (2) any such Contract solely among or between any of the Company and its Subsidiaries;

(vii)                           that includes any continuing indemnification obligation of the Company or any of its Subsidiaries which was granted outside of the ordinary course of business (other than Contracts described in clause (xviii) below);

(viii)                        that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets that have a fair market value or purchase price of more than $2,000,000 (other than the Company Stock Plan or agreements entered pursuant thereto);

(ix)                              any Contract expressly limiting or restricting the ability of any of the Company or its Subsidiaries to declare or pay dividends or make distributions in respect of its capital stock or other equity interests;

(x)                                 all Company IP Agreements that are material to the operation of the business of the Company and its Subsidiaries;

(xi)                              any Contract that obligates any of the Company or its Subsidiaries to make any loans, advances or capital contributions to, or investments in, any Person other than advances for expenses required under customary joint operating agreements and customary advances to operators of Oil and Gas Interests of the Company and its Subsidiaries not covered by a joint operating agreement or participation agreement;

(xii)                           any Contract providing for the sale by the Company or any of its Subsidiaries of Hydrocarbons that (A) has a remaining term of greater than 60 days and does not allow the Company or such Subsidiary to terminate it without penalty on 60 days’ notice or less or (B) contains a “take-or-pay” clause or any similar material prepayment or forward sale arrangement or obligation (excluding “gas balancing” arrangements associated with customary joint operating agreements) to deliver Hydrocarbons at some future time without then or thereafter receiving full payment therefor;

(xiii)                        any Contract that provides for a call or option on production, or acreage dedication to a gathering, transportation or other arrangement downstream of the wellhead, covering in excess of 10.0 MMcf (or, in the case of liquids, in excess of 2,000 barrels of oil equivalent) of Hydrocarbons per day over a period of one month (calculated on a yearly average basis);

(xiv)                       any Oil and Gas Lease that contains express provisions (A) establishing bonus obligations in excess of $1,000,000 that were not satisfied at the time of leasing or signing or (B) providing for a fixed term, even if there is still production in paying quantities;

(xv)                          any agreement (other than Oil and Gas Leases) pursuant to which any of the Company or its Subsidiaries has paid amounts associated with any Production Burden in excess of $4,000,000 in the aggregate during the immediately preceding fiscal year or with respect to which the Company reasonably expects that it and/or one of its Subsidiaries will make payments associated with any Production Burden in any of the next three succeeding fiscal years that could, based on current projections, exceed $4,000,000 in the aggregate per year;

(xvi)                       any agreement which is a joint development agreement, exploration agreement or acreage dedication agreement (excluding, in respect of each of the foregoing, customary joint operating agreements) that either (A) is material to the businesses of the Company and its Subsidiaries, taken as a whole, or (B) would reasonably be expected to require the Company and its Subsidiaries to make expenditures in excess of $4,000,000 in the aggregate in any 12-month period following the date hereof;

(xvii)                    any acquisition Contract that contains remaining “earn out” or other contingent payment obligations, or remaining indemnity or similar obligations (other than asset retirement obligations, plugging and abandonment obligations and other reserves of the Company set forth in the Company Reserve Reports that have been provided to Parent prior to the date of this Agreement), that would reasonably be expected to result in payments after the date hereof by the Company or any of its Subsidiaries in excess of $4,000,000 in the aggregate;

(xviii)                 any Contract evidencing a Derivative;

(xix)                       any Contract with a Service Provider which provides for payments in excess of $200,000, other than Contracts that are terminable without penalty or notice; or

(xx)                          any material lease or sublease with respect to a Company Leased Real Property.

(b)                                 The Company has made available to Parent accurate and complete copies of all written Company Material Contracts required to be identified in Section 5.09(a) of the Company Disclosure Schedule, including all amendments thereto.  Section 5.09(a) of the Company Disclosure Schedule provides an accurate description of the material terms of each Company Material Contract required to be identified in Section 5.09(a) of the Company Disclosure Schedule that is not in written form.

(c)                                  Each Company Material Contract is, and immediately after the Effective Time will continue to be, a valid and binding agreement of the Company or one of its Subsidiaries party thereto and, to the Knowledge of the Company, each other party thereto, and (except for any such Contract that has expired or terminated in accordance with its terms and Section 7.01 of this Agreement after the date hereof) is in full force and effect, subject to the Enforceability Exceptions, and each of the Company and its Subsidiaries (to the extent it is a party thereto or bound thereby) and, to the Knowledge of the Company, each other party thereto has performed in all material respects all obligations required to be performed by it under each Company Material Contract.  Neither the Company nor any of its Subsidiaries, and, to the Knowledge of the Company, no other party thereto is (or, with or without notice or lapse of time would be) in default or breach in any material respect under the terms of any such Company Material Contract and, to the Knowledge of the Company, no event has occurred that (with or without notice or lapse of time) will, or would reasonably be expected to (i) constitute such a violation or breach, (ii) give any Person the right to accelerate the maturity or performance of any Company Material Contract or (iii) give any Person the right to cancel, terminate or modify any Company Material Contract.

(d)                                 Since January 1, 2011, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received any notice of any material violation or breach of, material default under or intention to cancel, terminate, modify or not renew, any Company Material Contract.

(e)                                  Neither the Company nor any of its Subsidiaries is a party to a Contract with respect to the acquisition of any Person, the capital stock or other equity interest of any Person, or any assets of any Person, in each case with a value in excess of $5,000,000.

Section 5.10                             Compliance with Applicable Law; Permits; Regulatory Matters.

(a)                                 Each of the Company and its Subsidiaries and, to the Knowledge of the Company, each third-party contractor operating any portion of the Oil and Gas Interests of the Company and its Subsidiaries (with respect to such interests) (i) is, and has at all times since January 1, 2011 been, in compliance with Applicable Law in all material respects; and (ii) since January 1, 2011 has not received notice from any Governmental Authority alleging that it is in material violation of any Applicable Law.  Except as set forth on Section 5.10(a) of the Company Disclosure Schedule, as of the date of this Agreement, no investigation or review by any Governmental Authority with respect to any of the Company and its Subsidiaries is pending or, to the Knowledge of the Company, threatened, nor, to the Knowledge of the Company, has any Governmental Authority indicated an intention to conduct the same.

(b)                                 The Company and its Subsidiaries have, and at all times since January 1, 2011 have had, and have been in material compliance with, all material licenses, permits, certifications, qualifications, accreditations, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders of any Governmental Authority (collectively, the “Permits”), and have made all necessary filings required under Applicable Law, necessary to conduct their respective businesses.  Each Permit has been validly issued or obtained and is in full force and effect.  Since January 1, 2011, neither the Company nor any of its Subsidiaries has received written notice of any material violation of or material failure to comply with any Permit or any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Permit.

(c)                                  The Company is not a “holding company,” a “subsidiary company” of a “holding company,” an affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005.

(d)                                 All pipeline Systems and related facilities constituting the Company’s and its Subsidiaries’ properties (including those facilities under development as described in Section 5.10(f)) are (i) exempt from regulation by the U.S. Federal Energy Regulatory Commission under Applicable Law and (ii) not subject to rate regulation or comprehensive nondiscriminatory access regulation under the laws of any state or other local jurisdiction, including regulation by the Railroad Commission of Texas as a “utility,” “gas utility,” “local distribution company,” “gas gathering utility,” or “common carrier.”

(e)                                  Neither the Company nor any of its Subsidiaries conducts any business of any kind with any U.S. Governmental Authority, directly or indirectly, including in respect of sales into the U.S. Strategic Petroleum Reserve, and no such business is currently contemplated.

(f)                                   Neither the Company nor any of its Subsidiaries owns, controls, or has under development any (i) refining capacity or (ii) oil or gas transportation infrastructure (other than gathering facilities).

Section 5.11                             Litigation.

(a)                                 Except as set forth in Section 5.11(a) of the Company Disclosure Schedule, there is no pending Proceeding, and, to the Knowledge of the Company, no Person has

threatened to commence any Proceeding: (i) against the Company or any of its Subsidiaries or any director or officer of the Company or any of its Subsidiaries (in their capacity as such); or (ii) that challenges, or would reasonably be expected to have the effect of making illegal, restraining, enjoining or otherwise prohibiting or preventing the Transactions.

(b)                                 There is no Order in effect to which any of the Company or any of its Subsidiaries is a party or subject which materially interferes with, or would be reasonably expected to materially interfere with, the business of the Company or any of its Subsidiaries as currently conducted.

Section 5.12                             Property.

(a)                                 The Company and its Subsidiaries have Good Title in all material respects to all of the Oil and Gas Interests reflected in the Company Reserve Reports or disclosed in the Company SEC Documents and attributable to interests owned by the Company and its Subsidiaries, in each case free and clear of all Liens other than Permitted Liens and Production Burdens.  Each Oil and Gas Lease to which the Company or any of its Subsidiaries is a party is valid and in full force and effect, subject to the Enforceability Exceptions.  Neither the Company nor any of its Subsidiaries has violated in any material respect any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a material default under the provisions of any Oil and Gas Lease.  Neither the Company nor any of its Subsidiaries has received written notice from the other party to any Oil and Gas Lease that the Company or any of its Subsidiaries, as the case may be, has breached, violated or defaulted in each case, in any material respect, under any Oil and Gas Lease.

(b)                                 Each of the Company and its Subsidiaries has good and valid title, in all material respects, to each real property (and each real property at which its operations are conducted) owned by it (but excluding Oil and Gas Interests), other than the Company Real Property Leases (such owned real property, the “Company Owned Real Property”).  Each of the Company and its Subsidiaries has a good and valid leasehold interest in each lease, sublease and other agreement under which it uses or occupies or has the right to use or occupy any real property (or real property at which its operations are conducted) (but excluding Oil and Gas Interests) (such property subject to a lease, sublease or other agreement, the “Company Leased Real Property” and such leases, subleases and other agreements are, collectively, the “Company Real Property Leases”), in each case, free and clear of all Liens other than any Permitted Liens, and other than any conditions, encroachments, easements, rights-of-way, restrictions and other encumbrances that do not adversely affect the existing use of the real property subject thereto by the owner (or lessee to the extent a leased property) thereof in the operation of its business.  Each Company Real Property Lease is valid, binding and in full force and effect, subject to the Enforceability Exceptions.  No uncured default of a material nature on the part of the Company or any of its Subsidiaries or, to the Knowledge of the Company, the landlord thereunder, exists under any Company Real Property Lease, and no event has occurred or circumstance exists which, with or without the giving of notice, the passage of time, or both, would constitute a material breach or default under a Company Real Property Lease.  Section 5.12(b) of the Company Disclosure Schedule sets forth a correct and complete list of the Company Owned Real Property and the Company Leased Real Property (collectively, the “Company Real Property”).

(c)                                  There are no leases, subleases, licenses, rights or other agreements affecting any portion of the Company Real Property that would reasonably be expected to materially adversely affect the existing use of such Company Real Property by the Company and its Subsidiaries in the operation of their respective businesses thereon.  Except for such arrangements solely between or among the Company and its Subsidiaries, there are no outstanding options or rights of first refusal in favor of any other party to purchase any Company Owned Real Property or any portion thereof or interest therein that would reasonably be expected to materially adversely affect the existing use of the Company Owned Real Property by the Company and its Subsidiaries in the operation of their respective businesses thereon.  Neither the Company nor any of its Subsidiaries is currently subleasing, licensing or otherwise granting any person the right to use or occupy a material portion of a Company Real Property that would reasonably be expected to materially adversely affect the existing use of such Company Real Property by the Company and its Subsidiaries in the operation of their respective businesses thereon.  The Company Real Property constitutes all of the material real estate used in the operation of the respective businesses of the Company and its Subsidiaries.

(d)                                 There is no pending or, to the Knowledge of the Company, threatened, appropriation, condemnation or like Proceeding or Order materially affecting the Company Owned Real Property or any part thereof or of any sale or other disposition of the Company Owned Real Property or any part thereof in lieu of condemnation or other matters materially affecting and impairing the current use, occupancy or value thereof.

(e)                                  All proceeds from the sale of Hydrocarbons produced from the Oil and Gas Interests of the Company and its Subsidiaries are being received by them in a timely manner and are not being held in suspense for any reason other than awaiting preparation and approval of division order title opinions for the recently drilled Wells set forth in Section 5.12(e) of the Company Disclosure Schedule or awaiting on transfer orders for recently acquired Oil and Gas Interests set forth on Section 5.12(e) of the Company Disclosure Schedule.

(f)                                   To the Knowledge of the Company, all of the Wells and all water, CO2 or injection wells located on the Oil and Gas Leases or Units of the Company and its Subsidiaries or otherwise associated with an Oil and Gas Interest of the Company or its Subsidiaries have been drilled, completed and operated within the limits permitted by the applicable Oil and Gas Contracts and Applicable Law, in all material respects, and all drilling and completion (and plugging and abandonment) of the Wells and such other wells and all related development, production and other operations have been conducted in compliance with all Applicable Law in all material respects.

(g)                                  All Oil and Gas Interests operated by the Company and its Subsidiaries have been operated in accordance with reasonable, prudent oil and gas field practices and in material compliance with the applicable Oil and Gas Leases and in material compliance with Applicable Law.

(h)                                 Except as set forth on Section 5.12(h) of the Company Disclosure Schedule, none of the Oil and Gas Interests of the Company and its Subsidiaries is subject to any preferential purchase, consent or similar right that would become operative as a result of the Transactions.

(i)                                     None of the Oil and Gas Interests of the Company or its Subsidiaries are subject to any Tax partnership agreement or provisions requiring a partnership income Tax Return to be filed under Subchapter K of Chapter 1 of Subtitle A of the Code.

(j)                                    Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company or one of its Subsidiaries has good and marketable title to, or in the case of leased property and assets, has valid leasehold interests in or valid rights under contract to use, all tangible personal property reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date, except for tangible personal property sold since the Company Balance Sheet Date in the ordinary course of business.  None of such property or assets is subject to any Lien, except Permitted Liens.

Section 5.13                             Reserve Reports.  The Company has made available to Parent true and correct copies of all written reports delivered to or received by the Company or its Subsidiaries on or before the date of this Agreement estimating the Company and its Subsidiaries’ oil and gas reserves, in each case prepared by any unaffiliated person (each, a “Company Report Preparer”) concerning the Oil and Gas Interests of the Company and its Subsidiaries, and which reports are set forth in Section 5.13 of the Company Disclosure Schedule (the “Company Reserve Reports”).  The factual, non-interpretive data provided by the Company and its Subsidiaries to each Company Report Preparer in connection with the preparation of the Company Reserve Reports that was material to such Company Report Preparer’s estimates of the oil and gas reserves set forth in the Company Reserve Reports was, as of the time provided (or as modified or amended prior to the issuance of the Company Reserve Reports), accurate in all material respects.  To the Knowledge of the Company, there are no material errors in the assumptions and estimates provided by the Company to any Company Report Preparer in connection with their preparation of any Company Reserve Reports prepared by such Company Report Preparer.  The oil and gas reserve estimates of the Company set forth in the Company Reserve Reports are derived from reports that have been prepared by the Company Report Preparer as set forth therein, and such reserve estimates fairly reflect, in all material respects, the oil and gas reserves of the Company at the dates indicated therein and are in accordance with the rules promulgated by the SEC and applied on a consistent basis throughout the periods reflected therein.  Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no material change in respect of the matters addressed in the Company Reserve Reports.

Section 5.14                             Intellectual Property.

(a)                                 Section 5.14(a) of the Company Disclosure Schedule identifies, as of the date of this Agreement, (i) each item of Registered IP, (ii) the owner of each such item of Registered IP, (iii) the jurisdiction in which such item of Registered IP has been registered or filed and the applicable application, registration, or serial or other similar identification number, and solely with respect to Internet domain names, the applicable registrar.  The Registered IP is subsisting and, to the Knowledge of the Company, valid and enforceable, and is not subject to any outstanding Order or agreement adversely affecting the Company and its Subsidiaries’ use of such Intellectual Property Rights.

(b)                                 The Company and its Subsidiaries have made all filings and payments and taken all other actions required to be made or taken to maintain, in full force and effect, each item of Registered IP that is material to the Company and its Subsidiaries by the applicable deadline and otherwise in accordance with Applicable Law.  No application for any Registered IP that is material to the Company and its Subsidiaries, which has been filed by or on behalf of the Company or its Subsidiaries, has been abandoned or allowed to lapse.

(c)                                  The Company or one of its Subsidiaries (i) exclusively own all right, title and interest to and in the Company IP free and clear of any Liens (other than Permitted Liens) and (ii) have the sufficient right to use all material Intellectual Property Rights that are not owned by the Company and its Subsidiaries and used in connection with the business of the Company and its Subsidiaries as currently conducted (the “Licensed IP”).

(d)                                 To the Knowledge of the Company, (i) the Company IP, the use of the Licensed IP, and the conduct of the business of the Company and its Subsidiaries do not infringe or misappropriate any Intellectual Property Rights of any other Person, (ii) no Proceeding alleging infringement, misappropriation, or violation of the Intellectual Property Rights of any Person is pending or threatened against the Company or its Subsidiaries, (iii) there is no existing fact or circumstance that would reasonably be expected to give rise to such a Proceeding, (iv) neither the Company nor any of its Subsidiaries has received any written notice alleging infringement, misappropriation, or violation of or offering to enter into licensing negotiations with respect to any Intellectual Property Right of another Person, and (v) no Person is infringing, misappropriating or otherwise violating any Company IP or any rights of the Company or any of its Subsidiaries in the Licensed IP.

(e)                                  Each of the Company and its Subsidiaries has implemented commercially reasonable (i) measures designed to protect the confidentiality, integrity and security of its IT Assets and the information stored or contained therein or transmitted thereby from any unauthorized use, access, interruption or modification by third parties, and to prevent the introduction of Malicious Code into Company Software, including firewall protections and regular virus scans, and (ii) data backup, data storage, system redundancy and disaster avoidance and recovery procedures, as well as a business continuity plan, in each case consistent with customary industry practices.  To the Knowledge of the Company, no Person has gained unauthorized access to any of the Company’s or its Subsidiaries’ material IT Assets.

(f)                                   Each of the Company and its Subsidiaries is in compliance in all material respects with its published privacy policies and internal privacy policies and guidelines and all Privacy Laws, including with respect to the collection, storage, transmission, transfer, disclosure and use of personally identifiable information (including personally identifiable information of employees, contractors, customers and other third parties that have provided information to the Company or its Subsidiaries).  To the Knowledge of the Company, there has been no material loss, damage, or unauthorized access to, or use, modification, or other misuse of, any such information by any of the Company or its Subsidiaries or any employee, contractor or consultant of the Company or its Subsidiaries.

Section 5.15                             Insurance Coverage.  The insurance policies maintained by the Company and its Subsidiaries are with reputable insurance carriers, provide full and adequate coverage for all normal risks incident to the businesses of the Company and its Subsidiaries and their respective properties and assets, and are in character and amount customary for Persons engaged in similar businesses and subject to the same or similar perils or hazards.  All such insurance policies are in full force and effect and all premiums due with respect thereto have been paid and, since the most recent renewal date, the Company and its Subsidiaries have not received any written notice threatening termination of, premium increase with respect to, or material alteration of coverage under, any of such policies.

Section 5.16                             Tax Matters.

(a)                                 All material Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been properly prepared and timely filed, and all such Tax Returns (including information provided therewith or with respect thereto) are correct and complete in all material respects.

(b)                                 The Company and its Subsidiaries have fully and timely paid all material Taxes owed by them (whether or not shown on any Tax Return), and the most recent Company Financial Statements reflect an adequate reserve for all Taxes payable by the Company and its Subsidiaries for all taxable periods and portions thereof accrued through the date of such Company Financial Statements and since the date of such Company Financial Statements, neither the Company nor any of its Subsidiaries has incurred any Tax liabilities other than Taxes relating to ordinary course operations conducted by the Company and its Subsidiaries.

(c)                                  The Company and its Subsidiaries have made available to Parent correct and complete copies of all material Tax Returns, examination reports and statements of deficiencies for taxable periods, or transactions consummated, for which the applicable statutory periods of limitations have not expired.

(d)                                 There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection, assessment or reassessment of, Taxes due from the Company or any of its Subsidiaries for any taxable period and no request for any such waiver or extension is currently pending.

(e)                                  No audit or other proceeding by any Governmental Authority is pending or threatened in writing with respect to any Taxes due from or with respect to the Company or any of its Subsidiaries.

(f)                                   Except as set forth in Section 5.16(f) of the Company Disclosure Schedule, no Governmental Authority has given written notice of its intention to assert any deficiency or claim for additional Taxes against the Company or any of its Subsidiaries, and all deficiencies for Taxes asserted or assessed against the Company or any of its Subsidiaries have been fully and timely paid, settled or properly reflected in the most recent Company Financial Statements.

(g)                                  No claim in writing has been made against the Company or any of its Subsidiaries by any Governmental Authority in a jurisdiction where the Company and its Subsidiaries do not file Tax Returns that the Company or such Subsidiary is or may be subject to taxation by that jurisdiction.

(h)                                 There are no Liens for Taxes upon the assets or properties of the Company or any of its Subsidiaries, except for Permitted Liens.

(i)                                     Neither the Company nor any of its Subsidiaries is a party to any Tax Sharing Agreement (other than the Tax Receivable Agreement) or has any liability for Taxes of any Person (other than members of the affiliated group, within the meaning of Section 1504(a) of the Code, filing consolidated federal income tax returns of which the Company is the common parent) under Treasury Regulation § 1.1502-6, Treasury Regulation § 1.1502-78 or any similar state, local or foreign Tax law, as a transferee or successor, or otherwise.

(j)                                    There are no liabilities under the Tax Receivable Agreement or similar arrangements or other Tax Sharing Agreements other than contingent liabilities in respect of unexchanged units of Athlon Holdings LP, and there are 1,855,563 unexchanged units of Athlon Holdings LP outstanding.

(k)                                 The Company has made available to Parent correct and complete copies of the Tax Receivable Agreement;

(l)                                     The Company and its Subsidiaries have each withheld (or will withhold) from their respective employees, independent contractors, creditors, stockholders and third parties, and timely paid to the appropriate taxing authority, proper and accurate amounts in all material respects for all periods ending on or before the Closing Date in compliance with all Tax withholding and remitting provisions of applicable laws, and the Company and its Subsidiaries have each complied in all material respects with all Tax information reporting provisions under applicable laws.

(m)                             Neither the Company nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of shares qualifying for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

(n)                                 Neither the Company nor any of the Subsidiaries will be required to include in a taxable period ending after the Closing Date taxable income attributable to income that accrued in a taxable period prior to the Closing Date but was not recognized for Tax purposes in such prior taxable period as a result of the installment method of accounting, the completed contract method of accounting, the long-term contract method of accounting, the cash method of accounting or Section 481 of the Code or comparable provisions of state, local or foreign Tax law, or for any other reason.

(o)                                 Any adjustment of Taxes of the Company or any of its Subsidiaries made by the IRS, which adjustment is required to be reported to the appropriate state, local, or foreign Taxing authorities, has been so reported.

(p)                                 Neither the Company nor any of its Subsidiaries has executed or entered into a closing agreement under Section 7121 of the Code or any similar provision of state, local or foreign Tax law, and neither the Company nor any of its Subsidiaries is subject to any private letter ruling of the IRS or comparable ruling of any other taxing authority.

(q)                                 There is no Contract, plan or arrangement covering any Person that, individually or in the aggregate, could give rise to the payment of any amount that would not be deductible by Parent, the Company or any of their respective Subsidiaries by reason of Section 162(m) of the Code.

(r)                                    Each of the Company and its Subsidiaries have disclosed on its Tax Returns all positions taken therein that could give rise to a “substantial understatement of income tax” within the meaning of Section 6662 of the Code that would result in Taxes that are material to the Company or any or its Subsidiaries.

(s)                                   Neither the Company nor any of its Subsidiaries has entered into any transaction that constitutes (i) a “reportable transaction” within the meaning of Treasury Regulation § 1.6011-4(b) or (ii) a “confidential corporate tax shelter” within the meaning of Treasury Regulation § 301.6111-2(a)(2).

(t)                                    Except as set forth in Section 5.16(t) of the Company Disclosure Schedule, the net operating loss carryforwards of the Company and its Subsidiaries (the “NOLs”) are not subject to any limitation under Section 382 or 384 of the Code or otherwise (other than limitations incurred in connection with transactions contemplated by this Agreement), and there are no Proceedings pending and no Governmental Authority has given written notice of its intention to audit or commence any Proceeding with respect to or in limitation of the NOLs, including any limitations under Sections 382 or 384 of the Code.

Section 5.17                             Employees and Employee Benefit Plans.

(a)                                 Section 5.17(a) of the Company Disclosure Schedule sets forth an accurate and complete list identifying each material “employee benefit plan,” as defined in Section 3(3) of ERISA, each material employment, severance or similar Contract and each other material plan or arrangement (written or oral) providing for compensation, bonuses, commission, profit-sharing, stock option or other stock related rights or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangements), health or medical benefits, employee assistance program, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, severance benefits, change of control payments, post-employment or retirement benefits and other time-off benefits (including compensation, pension, health, medical or life insurance benefits) which is maintained, administered or contributed to by any of the Company or its Subsidiaries or any ERISA Affiliate and covers any Service Provider of any of the Company or its Subsidiaries, or with respect to which it has any material liability (such Contracts, agreements, arrangements and other plans, collectively, the “Employee Plans”) Neither the Company nor any of its Subsidiaries employs or has employed any Service Provider outside of the United States or maintains any Employee Plan for the benefit of any Service Provider who performs services for the Company and its Subsidiaries outside the United States.

(b)                                 The Company has furnished or made available to Parent (i) accurate and complete copies of all material documents constituting each Employee Plan (or a written summary thereof) to the extent currently effective; (ii) the most recent annual report (Form 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Employee Plan; (iii) if the Employee Plan is funded, the most recent annual and periodic accounting of Employee Plan assets; (iv) the most recent summary plan description together with a summary of material modifications thereto, if any, required under ERISA with respect to each Employee Plan; and (v) accurate and complete copies of the most recent IRS determination (or opinion) letter if any, issued by the IRS with respect to any Employee Plan that is intended to qualify under Section 401(a) of the Code.

(c)                                  No Employee Plan is (and none of the Company, its Subsidiaries or their ERISA Affiliates, maintains, contributes to, or has ever sponsored, maintained, contributed to, or has any actual or contingent liability with respect to) a (i) single employer plan or other pension plan that is subject to Title IV of ERISA or the funding requirements of Section 302 of ERISA or Section 412 of the Code; (ii) “multiple employer plan” within the meaning of Section 413(c) of the Code; (iii) “multiemployer plan” within the meaning of Section 3(37) of ERISA); or (iv) multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA).

(d)                                 None of the Company, its Subsidiaries or, to the Knowledge of the Company, any trustee, administrator or other third-party fiduciary and/or party-in-interest thereof or of any Company Plan, has engaged in any breach of fiduciary responsibility or any “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) to which Section 406 of ERISA or Section 4975 of the Code applies and which could subject the Company and its Subsidiaries or any ERISA Affiliate to a material tax or material penalty on prohibited transactions imposed by Section 4975 of the Code.  Neither the Company nor its Subsidiaries has engaged in a transaction that would reasonably be expected to result in a material civil penalty under Sections 409 or 502(i) of ERISA and none of the Company, its Subsidiaries or any of their ERISA Affiliates is subject to any material liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any Employee Plan.

(e)                                  Except as would not have a Company Material Adverse Effect, each of the Company or its Subsidiaries (i) has performed all obligations required to be performed by it under each Employee Plan and (ii) is not in default with respect to or in violation of, and has no Knowledge of any default or violation by any other party to, any Employee Plan.  Except as would not have a Company Material Adverse Effect, each Employee Plan (i) has been established, operated and maintained in accordance with its terms and in compliance with Applicable Law, including ERISA and the Code and (ii) that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter (or opinion letter, if applicable), or has pending or has time remaining in which to file, an application for such determination from the IRS, and, to the Knowledge of the Company, there is no reason why any such determination (or opinion) letter should be revoked or not be reissued.

(f)                                   The consummation of the Transactions will not (either alone or together with any other event, including a subsequent termination of employment or service) (i) entitle any Service Provider of any of the Company or its Subsidiaries to severance pay or a material increase in severance pay upon any termination of employment after the date of this Agreement, (ii) accelerate the time of payment or vesting of compensation or benefits or increase the amount payable under any Employee Plan, (iii) trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under any Employee Plan or (iv) trigger any other material obligation pursuant to any Employee Plan (including any acceleration of vesting with respect to a Company Compensatory Award held by employees of the Company or its Subsidiaries as a result of the Offer or the Merger or any termination of employment in connection therewith).  Except as set forth in Section 5.17(f) of the Company Disclosure Schedule, no payment or benefit (including vesting of Company Compensatory Awards) that will or may be made by the Company or its ERISA Affiliates to any Service Provider of any of the Company or its Subsidiaries is reasonably be expected to be characterized as a “parachute payment” within the meaning of Section 280G(b)(2) of the Code. The Company has made available to Parent copies of any Section 280G calculations prepared in connection with the Transactions (whether or not final) with respect to any Service Provider. There is no Contract by which any of the Company or its Subsidiaries is bound or has committed to compensate or make whole any Service Provider for excise or additional taxes imposed pursuant to Sections 4999 or 409A of the Code.

(g)                                  Except as set forth on the Company Balance Sheet, none of the Company, its Subsidiaries or any ERISA Affiliate has any material current or projected liability in respect of post-retirement health, medical or life insurance benefits for retired, former or current employees of any of the Company or its Subsidiaries or any ERISA Affiliate, except as required to avoid excise tax under Section 4980B of the Code or except for the continuation of coverage through the end of the calendar month in which termination from employment occurs.

(h)                                 Each “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) maintained or sponsored by the Company has been operated in compliance in all material respects with Section 409A of the Code and the guidance issued thereunder.

(i)                                     Except as has not had and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no pending, or to the Knowledge of the Company, threatened claims (other than routine claims for benefits) by, on behalf of or against any Employee Plan or any trust related thereto which could reasonably be expected to result in any liability to any of the Company or its Subsidiaries, and no audit or other proceeding by a Governmental Authority is pending, or to the Knowledge of the Company, threatened with respect to any Employee Plan.

(j)                                    Neither the Company nor any of its Subsidiaries is a party to or bound by, or is currently negotiating in connection with entering into, any collective bargaining agreement or other labor-related contract or arrangement with a labor union or similar organization.  To the Knowledge of the Company, since January 1, 2011, there have been no attempts by any labor union, works council or similar organization to organize any employees of the Company or its Subsidiaries.

(k)                                 Except as has not had and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and its Subsidiaries is in compliance in all respects with (i) the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar Applicable Law relating to plant closings and layoffs and (ii) Applicable Law respecting labor, employment, immigration, fair employment practices (including equal employment opportunity laws), terms and conditions of employment, classification of employees, workers’ compensation, occupational safety and health, affirmative action, employee privacy, plant closings, and wages and hours.

Section 5.18                             Environmental Matters.

(a)                                 (i) As of the date of this Agreement, (w) no written notice, notification, demand, request for information, citation, summons or Order has been received that remains outstanding, (x) no complaint has been filed that remains outstanding, (y) no penalty or other sanction has been assessed that remains outstanding and (z) no Proceeding is pending that, in each case of (w) — (z), alleges a material violation of, or material liability under, any Environmental Law with respect to any of the Company, any of its Subsidiaries, or any third-party contractor operating any portion of the Oil and Gas Interests of the Company and its Subsidiaries (with respect to such interests), or any of their respective operation of the Oil and Gas Interests and, to the Knowledge of the Company, no facts, circumstances, events or occurrences exist that would reasonably be expected to result in the receipt of such notice, notification, demand, request, citation, summons or Order as described under (w), such complaint as described under (x), such penalty or other sanction as described under (y), or such Proceeding as described under (z); (ii) each of the Company and its Subsidiaries and, to the Knowledge of the Company, each third-party contractor operating any portion of the Oil and Gas Interests of the Company and its Subsidiaries (with respect to such interests) is, and has at all times since January 1, 2011 been, in compliance in all material respects with Environmental Laws and Environmental Permits; (iii) there are no material liabilities or obligations of any of the Company, its Subsidiaries or any third-party contractor operating any portion of the Oil and Gas Interests of the Company and its Subsidiaries (with respect to such interests) under Environmental Law relating to or arising out of any Release, threatened Release or presence of, or exposure to, any Hazardous Substance , regardless of whether such Release, threatened Release, presence or exposure occurred (x) on, at, under, to or from the Oil and Gas Leases, or (y) on, at, under, to or from any real properties offsite the Oil and Gas Leases where such Hazardous Substances were transported or disposed, or arranged to be transported or disposed by any of the Company, any of its Subsidiaries or such third-party contractors; (iv) to the Knowledge of the Company, there are no Orders, indemnities or other circumstances, conditions, events or occurrences involving any of the Company, its Subsidiaries or any third-party contractor operating any portion of the Oil and Gas Interests of the Company and its Subsidiaries (with respect to such interests) that could reasonably be expected to result in any claim or liability relating to any Environmental Law; and (v) all Environmental Permits for operating the Company’s and each of its Subsidiaries’ Oil and Gas Interests have been obtained and are currently in full force and effect, and neither the Company nor any of its Subsidiaries has received any notice that any such existing Environmental Permit will be revoked or any pending application for any new Environmental Permit or renewal of any existing Environmental Permit will be protested or denied.

(b)                                 The Company has made available to Parent applicable complete and correct copies of material environmental reports, results of investigations and correspondence with Governmental Authorities or other Person that are in the Company’s possession or control and pertaining to the business of any of the Company or its Subsidiaries or any property or facility of any of the Company or its Subsidiaries.

Section 5.19                             Affiliate Transactions.  No director or officer of the Company or members of their “immediate family” (as such terms are defined in Rule 16a-1 of the Exchange Act) (each of the foregoing, a “Related Person”), other than in his or her capacity as a director, officer or employee of any of the Company or its Subsidiaries (a) is involved, directly or indirectly, in any material business arrangement or other material relationship with any of the Company or its Subsidiaries, or (b) directly or indirectly owns, or otherwise has any right, title, interest in, to or under, any material property or right, tangible or intangible, that is used by any of the Company or its Subsidiaries and is material to the conduct of the business of the Company and its Subsidiaries as currently conducted, taken as a whole.

Section 5.20                             No Brokers; Transaction Expenses.  Except for Goldman, Sachs & Co. and Evercore Group L.L.C. (the “Company Financial Advisors”), there is no investment banker, broker, finder or other financial intermediary that has been retained by or is authorized to act on behalf of any of the Company or its Subsidiaries who is entitled to any fee or commission from any of the Company or its Subsidiaries in connection with the Transactions or will have any ongoing commitment from the Company or its Subsidiaries after the Effective Time.  Section 5.20 of the Company Disclosure Schedule sets forth an itemized list by payee and amount of each expense expected to be incurred as of the Closing by the Company and its Subsidiaries in connection with the Transactions, including fees of the Company Financial Advisors and the Company’s external counsel.

Section 5.21                             Fairness Opinion.  The Company Board has received the opinion of Goldman, Sachs & Co. to the effect that, as of the date of such opinion, and based upon and subject to the various qualifications, assumptions and limitations set forth therein, the Offer Price is fair, from a financial point of view, to the Stockholders.  A signed copy of the written opinion will be delivered to Parent promptly after receipt thereof by the Company.

Section 5.22                             Takeover Statutes.  The Company has elected not to be governed by Section 203 of the DGCL pursuant to sub-section (b)(3) thereof and the restrictions applicable to business combinations contained in Section 203(a) of the DGCL are not applicable to the execution, delivery or performance of this Agreement or the Offer or to the consummation of the Transactions.  No other “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation of any Governmental Authority (each, an “Anti-Takeover Law”) is applicable to the Company or the Transactions.

Section 5.23                             Disclosure.  None of the information with respect to the Company and its Subsidiaries supplied or to be supplied by or on behalf of the Company for inclusion in the Offer Documents will, at the time of the filing of the Offer Documents, at any time it is amended or supplemented or at the time of any distribution or dissemination of the Offer Documents and at the time of the consummation of the Offer, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.  At the time of the filing, at any time it is amended or supplemented and at the time of publication, distribution and dissemination to the Stockholders, the Schedule 14D-9 (i) will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder and (ii) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.  For clarity, the representations and warranties in this Section 5.23 will not apply to statements or omissions included or incorporated by reference in the Offer Documents or the Schedule 14D-9 based upon information supplied to the Company by Parent or Acquisition Sub or any of their Representatives specifically for inclusion therein.

Section 5.24                             No Other Representations and Warranties.  Except for the representations and warranties set forth in this ARTICLE V, neither the Company nor any other Person makes or has made any express or implied representation or warranty with respect to the Company or with respect to any other information provided to Parent or Acquisition Sub in connection with the Transactions.  Without limiting the generality of the foregoing, neither the Company nor any other Person will have or be subject to any liability or other obligation to Parent, Acquisition Sub or any other Person resulting from the distribution to Parent or Acquisition Sub (including their respective Representatives), or Parent’s or Acquisition Sub’s (or such Representatives’) use of, any such information, including any information, documents, projections, forecasts or other material made available to Parent or Acquisition Sub in certain “data rooms” or management presentations in expectation of the Transactions.

ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION SUB

Parent and Acquisition Sub represent and warrant to the Company that:

Section 6.01                             Corporate Existence and Power.  Each of Parent and Acquisition Sub is a corporation duly incorporated, validly existing and, where such concept is recognized, in good standing under the laws of the jurisdiction of its incorporation.

Section 6.02                             Corporate Authorization.  Each of Parent and Acquisition Sub has all requisite corporate power and authority to enter into and to perform its obligations under this Agreement.  The execution, delivery and performance by each of Parent and Acquisition Sub of this Agreement have been duly and validly authorized by all necessary corporate action on the part of Parent and Acquisition Sub (other than adoption of this Agreement by Acquisition Sub Parent as the sole stockholder of Acquisition Sub which will occur immediately following execution hereof).  Assuming the due authorization, execution and delivery by the Company of this Agreement, this Agreement constitutes the legal, valid and binding obligation of each of Parent and Acquisition Sub, enforceable against each of them in accordance with its terms, subject to the Enforceability Exceptions.

Section 6.03                             Governmental Authorization.  The execution, delivery and performance by each of Parent and Acquisition Sub of this Agreement and the consummation by Parent and Acquisition Sub of the Transactions require no authorization or other action by or in respect of, or filing with, any Governmental Authority other than (i) the filing of the Certificate of Merger with the Delaware Secretary of State, (ii) compliance with Antitrust Laws, (iii) compliance with any applicable requirements of the Exchange Act, the Securities Act and any other applicable U.S. state or federal securities, takeover or “blue sky” laws, (iv) compliance with any applicable rules of the NYSE, and (v) where the failure to take any such actions or make any such filings would not, individually or in the aggregate, reasonably be expected to materially impede or delay the ability of Parent or Acquisition Sub to consummate the Transactions.

Section 6.04                             Non-Contravention.  The execution, delivery and performance by each of Parent and Acquisition Sub of this Agreement and the consummation by each of Parent and Acquisition Sub of the Transactions does not and will not (i) conflict with or result in any violation or breach of any provision of the certificate of incorporation or bylaws of Parent or Acquisition Sub, (ii) assuming compliance with the matters referred to in Section 6.03, conflict with or result in a violation or breach of any Applicable Law, (iii) assuming compliance with the matters referred to in Section 6.03, require any consent by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, modification, cancellation or acceleration of any right or obligation or the loss of any benefit to which Parent or Acquisition Sub is entitled, under (A) any Contract binding on Parent or Acquisition Sub or to which any of their respective properties, rights or other assets are subject or (B) any Permit governing the operation of the business of Parent or Acquisition Sub, or (iv) result in the creation of a Lien on any property or asset of Parent or Acquisition Sub, except in the case of clauses (ii), (iii) and (iv) above, any such violation, breach, default, right, termination, modification, acceleration, cancellation, loss or Lien that would not reasonably be expected to materially impede or delay the ability of Parent or Acquisition Sub to consummate the Transactions.

Section 6.05                             Litigation.

(a)                                 As of the date of this Agreement, there is no pending Proceeding, and, to the Knowledge of Parent, no Person has threatened to commence any Proceeding, against Parent or Acquisition Sub that challenges, or that would reasonably be expected to have the effect of making illegal, restraining, enjoining or otherwise prohibiting or preventing the Transactions.

(b)                                 There is no Order in effect that would materially impede or delay the ability of Parent or Acquisition Sub to consummate the Transactions.

Section 6.06                             Ownership of Company Capital Stock.  Parent and Acquisition Sub and their respective Subsidiaries do not own (directly or indirectly, beneficially or of record) and have never owned (directly or indirectly, beneficially or of record) any Shares or other securities of the Company or any options, warrants or other rights to acquire Company Common Stock or any other economic interest (through derivative securities or otherwise) in, the Company.

Section 6.07                             Sufficiency of Funds.  Parent and Acquisition Sub have, or as of the Effective Time will have, available to them sufficient funds to pay the aggregate Merger Consideration and all other cash amounts payable pursuant to this Agreement.  Parent and Acquisition Sub expressly acknowledge and agree that their obligations hereunder, including their obligations to consummate the Offer and the Merger, are not subject to, or conditioned on, receipt of financing.

Section 6.08                             Acquisition Sub.  Acquisition Sub has been formed solely for the purpose of engaging in the Transactions and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than those incident to its formation or as contemplated herein or in connection with the Transactions.  All of the issued and outstanding shares of capital stock of Acquisition Sub are owned directly by Acquisition Sub Parent.

Section 6.09                             Disclosure.  None of the information with respect to Parent or Acquisition Sub supplied or to be supplied by or on behalf of Parent or Acquisition Sub for inclusion in the Schedule 14D-9 will, at the time of the filing of the Schedule 14D-9, at any time it is amended or supplemented or at the time of any distribution or dissemination of the Schedule 14D-9, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.  At the time of the filing of the Offer Documents, at any time any Offer Document is amended or supplemented and at the time of the distribution and dissemination of the Offer Documents and at the time of the consummation of the Offer, the Offer Documents (i) will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder and (ii) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.  For clarity, the representations and warranties in this Section 6.09 will not apply to statements or omissions included or incorporated by reference in the Offer Documents based upon information supplied to Parent by the Company and its Subsidiaries or any of their Representatives specifically for inclusion therein.

Section 6.10                             No Other Representations and Warranties  Except for the representations and warranties set forth in this ARTICLE VI, neither Parent, Acquisition Sub nor any other Person makes or has made any express or implied representation or warranty with respect to Parent or Acquisition Sub or with respect to any other information provided to the Company in connection with the Transactions.

ARTICLE VII
COVENANTS OF THE COMPANY

Section 7.01                             Conduct of the Company.  From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with ARTICLE X, except as set forth in Section 7.01 of the Company Disclosure Schedule, as expressly required by this Agreement, as required by Applicable Law or otherwise with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to, conduct the business of the Company and its Subsidiaries, taken as a whole, in the ordinary course consistent with past practice and, to the extent consistent therewith, use its (and cause each of its Subsidiaries to use its) reasonable best efforts to (i) preserve intact the present business organization of each of the Company and its Subsidiaries, (ii) maintain in effect all material Permits of each of the Company and its Subsidiaries, (iii) keep available the services of present officers and key employees of each of the Company and its Subsidiaries and (iv) preserve intact the material relationships of each of the Company and its Subsidiaries with customers, suppliers, distributors and employees.  Without limiting the generality of the foregoing, from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with ARTICLE X, except as set forth in Section 7.01 of the Company Disclosure Schedule, as expressly required by this Agreement, as required by Applicable Law or otherwise with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall not, and shall cause each of its Subsidiaries not to:

(a)                                 adopt or propose any change to its certificate of incorporation (including by filing a certificate of designation), certificate of formation, bylaws, partnership agreement, operating agreement or other similar organizational documents (whether by merger, consolidation, acquisition of stock or assets or otherwise);

(b)                                 merge or consolidate any of the Company or its Subsidiaries with any other Person, or restructure, reorganize or liquidate all or a part of its assets, other than sales of Hydrocarbons in the ordinary course of business;

(c)                                  (i) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any Company Securities, or redeem, repurchase or otherwise acquire, or offer to redeem, repurchase or otherwise acquire or subdivide, reclassify, recapitalize, split, combine or exchange or enter into any similar transaction with respect to, any Company Securities, or issue or authorize or propose the issuance of any other securities in respect of, or in lieu of or in substitution for, any Company Securities or other securities, other than (A) pro rata dividends and pro rata distributions paid by any Subsidiary of the Company to the Company or its Subsidiaries and (B) purchases, redemptions or other acquisitions of Company Securities (x) required by the terms of the Company Stock Plan, (y) required by the terms of any Contracts existing on the date of this Agreement between any of the Company or its Subsidiaries and any director or employee of any of the Company or its Subsidiaries, or (z) required by the terms of the Exchange Agreement; or (ii) enter into any agreement with respect to the voting of its capital stock or other equity interests;

(d)                                 (i) issue, deliver, sell, pledge, dispose of, grant, transfer, encumber or authorize the issuance, delivery, sale, pledge, disposition, grant, transfer or encumbrance of, any Company Securities other than (A) the issuance of any Shares pursuant to the terms of Company Compensatory Awards that, in each case, are outstanding on the date of this Agreement or (B) the issuance of securities of any Subsidiary of the Company to the Company or any wholly owned Subsidiary of the Company; or (ii) amend any term of any Company Security (whether by merger, consolidation or otherwise) including an amendment of a Company Compensatory Award to provide for acceleration of vesting as a result of the Merger or a termination of employment or service related to the Merger (other than pursuant to the terms of any Employee Plan in effect on the date of this Agreement);

(e)                                  except as described in the Company’s development plan set forth in Section 7.01(e) of the Company Disclosure Schedule, incur any capital expenditures in excess of $4,000,000 in the aggregate in any fiscal quarter;

(f)                                   acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets (including any intangible assets), securities, properties, interests or businesses other than in the ordinary course of business consistent with past practice;

(g)                                  sell, lease, assign, license, mortgage or otherwise transfer, or create or incur any Lien (other than Permitted Liens), or pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any of the assets (including any intangible assets), licenses, operations, rights, securities, properties, interests or businesses of the Company and its Subsidiaries, other than in the ordinary course of business consistent with past practice;

(h)                                 make any loans, advances or capital contributions to, or investments in, any Person (other than any of the Company or its Subsidiaries and other than advances to employees for travel and other business expenses in the ordinary course of business consistent with past practice);

(i)                                     enter into any Contract or transaction with (including the making of any payment to) a Related Person (other than the Company or one of its Subsidiaries) or an Affiliate of a Related Person (other than the Company or one of its Subsidiaries), in each case of a type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;

(j)                                    create, incur, assume, guarantee, endorse, suffer to exist or otherwise be liable with respect to any indebtedness for borrowed money, issue or sell any debt securities or warrants or other rights to acquire any debt security of any of the Company or its Subsidiaries or enter into any “keep well” or other Contract to maintain any financial statement condition of another Person other than (i) the Subsidiary Credit Agreement, (ii) letters of credit issued and maintained by the Company in the ordinary course of business consistent with past practice or (iii) loans or advances from the Company or one of its Subsidiaries to the Company or one of its Subsidiaries consistent with past practice;

(k)                                 enter into any Contract that would have been a Company Material Contract had it been entered into prior to the date of this Agreement, amend or modify in any material respect or terminate or default under any Company Material Contract or otherwise waive, release or assign any material rights, claims or benefits of any of the Company or its Subsidiaries thereunder, in each case (other than in the case of a default), other than in the ordinary course of business consistent with past practice and except for renewals or terminations in accordance with the terms of any Company Material Contract, or enter into any Contract for terminal, storage, transportation, processing or gathering services, or dedications or commitments relating to such services (including any dedication of production or acreage or revenue, volumetric or capacity commitments), other than any such Contract with a term of less than 60 days;

(l)                                     except as required pursuant to any Employee Plan or other agreement in effect prior to the date hereof or as required by Applicable Law: (i) grant or increase any retention, deal bonus, change-in-control, severance or termination pay to (or amend any existing arrangement with) any Service Provider of any of the Company or its Subsidiaries, (ii) increase compensation or benefits payable under any existing change-in-control, severance or termination pay policies, (iii) establish, adopt or amend any Employee Plan, (iv) enter into any collective bargaining agreement or other agreement with a labor union, works council or similar organization, (v) increase in any manner compensation, bonus, commission or other benefits payable to any Service Provider of any of the Company or its Subsidiaries, (vi) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Employee Plan, to the extent not already provided in any such Employee Plan, (vii) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Employee Plan that is required by Applicable Law to be funded or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or Applicable Law, (viii) forgive any loans to any Service Provider of any of the Company or its Subsidiaries, (ix) waive any post-employment restrictive covenant with any Service Provider, (x) vest or waive any restrictions with respect to any equity or equity-based awards, (xi) grant any equity or equity-based awards to Service Providers, (xii) amend or modify any outstanding awards under the Company Stock Plan, or (xiii) grant any gross-up, make whole or indemnification with respect to or related to Sections 409A or 4999 of the Code;

(m)                             change in any material respect any of the Company or its Subsidiaries’ methods of accounting or accounting practices, policies or procedures, except as required by concurrent changes in GAAP or SEC rules and regulations, in either case as agreed to by its independent public accountants;

(n)                                 settle or compromise, or offer or propose to settle or compromise, any Proceeding if doing so would (A) require the payment of monetary damages by any of the Company or its Subsidiaries after the date hereof of any amount in excess of $500,000 per Proceeding or $1,000,000 in the aggregate for all such Proceedings or (B) involve any injunctive or other non-monetary relief which, in either case, imposes material restrictions on the business operations of the Company and its Subsidiaries, taken as a whole;

(o)                                 except as may be required by Applicable Law, (i) make, change or revoke any Tax election, (ii) file any material amended Tax Return, (iii) adopt or change any accounting method for Taxes, (iv) settle or compromise any material Tax claim or Tax Action, (v) surrender any material claim for a refund of Taxes, (vi) enter into any closing agreement relating to Taxes, (vii) file any Tax Return that is inconsistent with past practice or (viii) consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment;

(p)                                 fail to timely file any report required to be filed by the Company or any of its Subsidiaries with the SEC or any other Governmental Authority; or

(q)                                 agree, resolve, authorize or commit to do any of the foregoing.

Section 7.02                             No Control of Company’s Business.  Nothing contained in this Agreement is intended to give Parent or Acquisition Sub, directly or indirectly, the right to control or direct the operations of the Company and its Subsidiaries prior to the Effective Time.  Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 7.03                             No Solicitation.

(a)                                 The Company shall, and shall cause its Subsidiaries and Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations with any Persons (other than Parent, Acquisition Sub and their Representatives) ongoing as of the date of this Agreement with respect to any Acquisition Proposal (or that would reasonably be expected to result in an Acquisition Proposal).

(b)                                 Except as expressly permitted by this Section 7.03, from the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with ARTICLE X, the Company shall not, and shall not authorize or permit any of its Subsidiaries or Representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage any inquiry, expression of interest or proposal by, or offer from, any Person other than Parent, Acquisition Sub or their Representatives that constitutes an Acquisition Proposal (or that would reasonably be expected to result in an Acquisition Proposal); (ii) engage or participate in any discussions or negotiations with any Person (other than Parent, Acquisition Sub or their Representatives) in furtherance of or for the purpose of obtaining any Acquisition Proposal; (iii) furnish any information relating to the Company or its Subsidiaries to any Person other than Parent, Acquisition Sub or their Representatives in connection with or in response to an Acquisition Proposal; (iv) accept any Acquisition Proposal or enter into any agreement, arrangement or understanding relating to any Acquisition Proposal with any Person other than Parent, Acquisition Sub or their Representatives (other than an Acceptable Confidentiality Agreement pursuant to Section 7.03(d)); or (v) submit any Acquisition Proposal to the vote of the Stockholders.

(c)                                  From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with ARTICLE X, the Company shall promptly (and in any event within 48 hours after the Company’s Knowledge of such event) notify Parent orally and in writing (which may be by email) of any expression of interest, proposal or offer with respect to an Acquisition Proposal or any request for discussions or negotiations regarding an Acquisition Proposal that is received from any Person (other than Parent, Acquisition Sub or their Representatives) after the date hereof by the Company, its Subsidiaries or their Representatives and thereafter shall (x) keep Parent reasonably informed, on a prompt basis (and in any event within 48 hours), of any material development regarding the status or terms of any such expressions of interest, proposals or offers (including any amendments thereto) or requests and shall reasonably promptly (and in any event within 48 hours) apprise Parent of the status of any such discussions or negotiations and (y) provide to Parent as soon as reasonably practicable after receipt or delivery thereof (and in any event within 24 hours) copies of all correspondence and other written material sent by or provided to the Company, its Subsidiaries or Representatives from any Person that describes any of the terms or conditions of any Acquisition Proposal.  In connection with such notice, the Company shall indicate the identity of such Person and shall provide a copy of any such expression of interest, proposal or offer that was received.  Without limiting the foregoing, the Company shall notify Parent orally and in writing (which may be by email) if the Company determines to begin providing information or to engage in discussions or negotiations concerning an Acquisition Proposal pursuant to Section 7.03(d), prior to providing any such information or engaging in any such discussions or negotiations.

(d)                                 Notwithstanding anything to the contrary in this Section 7.03, if at any time prior to the Offer Acceptance Time: (i) the Company has received an unsolicited, bona fide and written Acquisition Proposal providing for the acquisition of 100% of the outstanding Shares or all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, in each case, whether by merger, consolidation, acquisition of stock or assets or otherwise, from a third party; (ii) such Acquisition Proposal did not result from a breach of this Section 7.03 (excluding a breach that is unintentional and does not adversely affect the parties’ ability to consummate the Transactions); (iii) the Company Board determines in good faith, after consultation with the Company Financial Advisors and outside counsel, that such Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal; and (iv) after consultation with its outside counsel, the Company Board determines in good faith that failure to take such action would be inconsistent with the directors’ fiduciary duties to the Stockholders under Applicable Law, then the Company may (A) furnish information with respect to the Company and its Subsidiaries to the Person making such Acquisition Proposal and such Person’s Representatives and (B) participate in discussions or negotiations with the Person making such Acquisition Proposal and such Person’s Representatives regarding such Acquisition Proposal; provided that the Company (x) shall not, and shall not authorize or permit any of its Subsidiaries or Representatives to, disclose any non-public information to such Person without first entering into a confidentiality agreement containing limitations on the use and disclosure of all non-public information furnished to such Person by or on behalf of any of the Company and its Subsidiaries and “standstill” provisions, in each case no less favorable to the Company than those contained in the Confidentiality Agreement (an “Acceptable Confidentiality Agreement”), and (y) shall promptly provide to Parent any non-public information concerning the Company and its Subsidiaries provided to such other Person which was not previously provided to Parent.

(e)                                  Notwithstanding anything to the contrary contained in this Agreement, if

(i)                                     (A) the Company receives an unsolicited, bona fide and written Acquisition Proposal that did not result from a breach of this Section 7.03 (excluding a breach that is unintentional and does not adversely affect the parties’ ability to consummate the Transactions), which the Company Board determines in good faith, after consultation with outside counsel and the Company Financial Advisors, constitutes a Superior Proposal, after giving effect to all of the adjustments to the terms of this Agreement that may be offered by Parent pursuant to clause (2) below, and (B) the Company Board determines in good faith, after consultation with outside counsel, that the failure to take such action would be inconsistent with the fiduciary duties owed by the Company Board to the Stockholders under Applicable Law, or

(ii)                                  the Company Board determines (other than with respect to an Acquisition Proposal) in good faith, after consultation with outside counsel, that the failure to take the actions specified in clauses (y) and (z) below would be inconsistent with the fiduciary duties owed by the Company Board to the Stockholders under Applicable Law, then, the Company Board may at any time prior to the Offer Acceptance Time (y) effect a Change of Board Recommendation and/or (z) in the case of clause (i) above, terminate this Agreement in accordance with the provisions of Section 10.01(e) and Section 10.03(b) to enter into definitive agreements with respect to such Superior Proposal (the “Alternative Acquisition Agreements”); provided, however, that the Company shall not terminate this Agreement pursuant to the foregoing clause (z) (and any purported termination pursuant to the foregoing clause (z) shall be void and of no force or effect) unless the Company complies with the provisions of Section 10.01(e) and Section 10.03(b); and provided, further that the Company Board may not withdraw, modify or amend the Company Board Recommendation in a manner adverse to Parent pursuant to the foregoing clause (y) or terminate this Agreement pursuant to the foregoing clause (z) unless:

(1)                                 the Company shall not have breached this Section 7.03 (excluding a breach that is unintentional and does not adversely affect the parties’ ability to consummate the Transactions); and

(2)                                 the Company shall have provided prior written notice to Parent, at least four Business Days in advance (the “Notice Period”), of the Company’s intention to take any action permitted under clause (y) or (z) above, which written notice shall, in the case of clause (i) above, specify the material terms and conditions of such Superior Proposal (including the identity of the party making such Superior Proposal), and shall have contemporaneously provided to Parent final, execution copies of the relevant Alternative Acquisition Agreements; and

(3)                                 prior to effecting such Change of Board Recommendation or terminating this Agreement to enter into an Alternative Acquisition Agreement, the Company shall, and shall cause its Representatives to, during the Notice Period, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement as the Parent may (in its sole discretion) determine to make so that such Acquisition Proposal ceases to constitute a Superior Proposal or, in the case of clause (ii) above, the Company Board determines in good faith, after consultation with outside counsel, that the failure to make such a Change of Board Recommendation would not be inconsistent with the fiduciary duties owed by the Company Board to the Stockholders under Applicable Law.

In the event of any material revisions to the Superior Proposal, the Company shall be required to deliver a new written notice to Parent and to comply with the requirements of this Section 7.03(e) with respect to such new written notice, except that references to the four Business Day period in clause (2) above shall be deemed to be reference to a two Business Day period; and provided, further, that such new written notice shall in no event shorten the original Notice Period in respect of a Superior Proposal.

(f)                                   Nothing in this Section 7.03 shall prohibit the Company, or the Company Board, directly or indirectly through any Representative, from disclosing in the Schedule 14D-9 or otherwise factual information regarding the business, financial condition or results of operations of the Company and its Subsidiaries or the fact that an Acquisition Proposal has been made, the identity of the party making such Acquisition Proposal or the material terms of such Acquisition Proposal; provided, that the Company has in good faith, after consultation with outside counsel, determined that such information, facts, identity or terms is required to be disclosed under Applicable Law or that failure to make such disclosure would be inconsistent with the fiduciary duties of the Company Board under Applicable Law and, provided, further, that if such disclosure does not reaffirm the Company Board Recommendation or has the substantive effect of withdrawing or adversely modifying the Company Board Recommendation, such disclosure shall be deemed to be a Change of Board Recommendation and Parent shall have the right to terminate this Agreement as set forth in Section 10.01(f).  So long as the Company and its Representatives have otherwise complied with this Section 7.03, none of the foregoing shall prohibit the Company and its Representatives, at any time prior to the Offer Acceptance Time, from contacting any Persons or group of Persons that have made an Acquisition Proposal after the date of this Agreement solely to request the clarification of the terms and conditions thereof so as to determine whether the Acquisition Proposal is, or could reasonably be expected to result in, a Superior Proposal, and any such actions shall not be a breach of this Section 7.03.

Section 7.04                             Access to Information.  Subject to Applicable Law, from the date of this Agreement until the Effective Time, upon reasonable notice and during normal business hours, the Company shall, and shall cause each of its Subsidiaries to, (a) give Parent and its Representatives reasonable access to the offices, properties, books, contracts and records of the Company and its Subsidiaries, (b) furnish to Parent and its Representatives such financial and operating data and other information relating to the Company and its Subsidiaries and their properties and businesses as Parent and its Representatives may reasonably request and (c) instruct the Representatives of the Company and its Subsidiaries to cooperate with Parent in its investigation of the Company and its Subsidiaries; provided, however, that no investigation pursuant to this Section 7.04 shall affect or be deemed to modify any representation or warranty made by the Company herein, and provided, further, that the Company and its Subsidiaries shall not be required to provide access to any information or documents which would, in the reasonable judgment of the Company (i) breach any Contract with any Person, (ii) constitute a waiver of the attorney-client privilege held by any of the Company or its Subsidiaries, (iii) violate Applicable Law or (iv) unreasonably interfere with the business and operations of the Company and its Subsidiaries (it being agreed that the Company shall give notice to Parent of the fact that it is withholding such information or documents pursuant to clauses (i) through (iv) above, and thereafter the Company and Parent shall reasonably cooperate to cause such information to be provided in a manner that would not reasonably be expected to cause a breach, waiver, violation or interference).  Any investigation pursuant to this Section 7.04 shall be conducted in such manner as not to unreasonably interfere with the conduct of the business of the Company and its Subsidiaries.  Notwithstanding the foregoing, Parent shall not have access to personnel records of the Company and its Subsidiaries relating to individual performance or evaluation records, medical histories or other information, in each case to the extent the disclosure thereof would result in the violation of Applicable Law.

Section 7.05                             Stock Exchange Delisting; Takeover Statutes.

(a)                                 Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Applicable Law and rules and policies of the NYSE to enable the delisting by the Surviving Corporation of all Shares from the NYSE and the deregistration of all Shares under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than 10 days after the Closing Date.

(b)                                 If any Anti-Takeover Law is or may become applicable to the Offer, the Merger or any of the other Transactions, the Company and the Company Board shall grant such approvals and take such actions as are necessary so that such Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such Anti-Takeover Law on such Transactions to the greatest extent permissible under such Anti-Takeover Law.

Section 7.06                             Payoff Letters.  The Company shall use its reasonable best efforts to obtain and deliver to Parent no later than three Business Days prior to the Closing Date customary payoff letters with respect to (i) the satisfaction and release of all of the Company and its Subsidiaries’ liabilities and obligations (including all indebtedness for borrowed money, if any, of the Company and its Subsidiaries outstanding as of the Closing, but excluding any indemnification obligations that survive termination) under the Contracts set forth in Section 7.06 of the Company Disclosure Schedule (the “Loan Documents”), (ii) the termination of the Loan Documents and (iii) the release of all Liens held pursuant to or otherwise related to the Loan Documents.

Section 7.07                             Compensation Arrangements.  Prior to the Offer Acceptance Time, the Compensation Committee of the Company Board (the “Compensation Committee”) shall cause each Employee Plan pursuant to which consideration is payable to any officer, director or employee who is a holder of any security of the Company to be approved by the Compensation Committee (comprised solely of “independent directors”) in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

Section 7.08                             Partnership Units. Prior to the consummation of the Offer, the Company shall not permit any Person that is a party to the Exchange Agreement to exchange such Person’s units of Athlon Holdings LP (“Partnership Units”) for shares of Common Stock.  Except where Parent has exercised its right to purchase Partnership Units pursuant to one or more Non-Conversion Agreements, immediately following consummation of the Offer, the Company shall take all actions as are necessary to cause all Partnership Units (other than those Partnership Units held by the Company) to be exchanged for shares of Common Stock pursuant to the Exchange Agreement (the “Exchange”).  Except where Parent has exercised its right to purchase Partnership Units pursuant to one or more Non-Conversion Agreements, to the extent the Exchange is not effected as contemplated by the preceding sentence, the Exchange shall be deemed to have been effected immediately prior to consummation of the Merger, whereupon all Partnership Units (other than those units held by the Company) shall cease to be outstanding.

ARTICLE VIII
ADDITIONAL COVENANTS

Section 8.01                             Filings.

(a)                                 Subject to the terms of this Agreement, including Section 7.03, each of the Company, Parent and Acquisition Sub shall use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to: (i) consummate and make effective the Transactions as promptly as practicable after the date of this Agreement; (ii) obtain from any Governmental Authority any consents, licenses, permits, waivers, approvals, authorizations, clearances or orders required to be obtained by Parent or the Company or any of their respective Subsidiaries, or to avoid any Proceeding by any Governmental Authority, in connection with the authorization, execution and delivery of this Agreement and the consummation of the Transactions, including the Offer and the Merger; (iii) defend any lawsuits or other Proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions in accordance with the terms of this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated, lifted, overturned or reversed; and (iv) as promptly as reasonably practicable, and in any event within ten Business Days after the date hereof, make all necessary registrations, declarations, submissions and filings, and thereafter make any other required registrations, declarations, submissions and filings, and pay any fees due in connection therewith, with respect to the Transactions required under the Exchange Act, any other applicable federal or state securities laws, the HSR Act, any applicable Antitrust Laws, and any other Applicable Law; provided, that the parties shall cooperate with each other in connection with determining whether any action by or in respect of, or filing with, any Governmental Authority is required, in connection with the consummation of the Transactions, except where such action or filing has been agreed to by the parties in this Agreement or the Company Disclosure Schedule and seeking any such actions, consents, approvals, authorizations, clearances or waivers or making any such filings.  The parties shall furnish to each other all information with respect to them, their respective Subsidiaries and the Transactions required for any application or other filing under the rules and regulations of any Applicable Law in connection with the Transactions.  Parent shall not, without the prior written consent of the Company, “pull-and-refile” pursuant to 16 C.F.R. 803.12 any filing made under the HSR Act, or take any similar action without prior written consent of the Company.

(b)                                 The parties shall give (or shall cause their respective Subsidiaries to give) any notices to third parties, and use, and cause their respective Subsidiaries to use, reasonable best efforts to obtain any third party consents that are necessary, proper or advisable to consummate the Transactions; provided, however that the parties shall coordinate and cooperate in determining whether any actions, consents, approvals or waivers are required to be obtained from parties to any Contracts of any of the Company or its Subsidiaries in connection with consummation of the Transactions and seeking any such actions, consents, approvals or waivers.

(c)                                  Without limiting the generality of anything contained in this Section 8.01, each party shall: (i) give the other parties prompt notice of the making or commencement of any request or Proceeding by or before any Governmental Authority with respect to the Transactions; (ii) keep the other parties informed as to the status of any such request or Proceeding; and (iii) promptly inform the other parties of any communication to or from the Federal Trade Commission, the Department of Justice or any other domestic or foreign Governmental Authority regarding the Transactions.  Each party hereto will consult and cooperate with the other parties and will consider in good faith the views of the other parties in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal prior to submission in connection with the Transactions and shall take reasonable account of each other’s views.  In addition, except as may be prohibited by any Governmental Authority or by any Applicable Law, in connection with any such request or Proceeding, each party hereto will permit authorized representatives of the other parties to be present at each meeting, conference or telephone call relating to such request or Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Authority in connection with such request or Proceeding.

(d)                                 In furtherance of the covenants set forth in this Section 8.01 and subject to the limitations set forth in this Section 8.01(d), if any objections are asserted with respect to the Transactions under the HSR Act, any applicable Antitrust Laws or any other Applicable Law or if any lawsuit or other Proceeding, whether judicial or administrative, is instituted (or threatened to be instituted) by the Federal Trade Commission, the Department of Justice or any other Governmental Authority challenging the Transactions or which would otherwise prohibit or materially impede or delay the consummation of the Transactions, each of Parent and the Company shall (and shall cause their respective Subsidiaries to) take all actions necessary to resolve any such objections or lawsuits or other Proceedings (or threatened lawsuits or other Proceedings) so as to permit consummation of the Transactions as soon as reasonably practicable, including becoming subject to, consenting to or agreeing to, or otherwise taking any action with respect to, any requirement, condition, understanding, agreement or order to sell, to hold separate or otherwise dispose of, or to conduct, restrict, operate, invest or otherwise change its respective assets or business (including that of its Affiliates); provided that notwithstanding anything in this Agreement to the contrary, none of Parent, the Company or any of their respective Subsidiaries shall be required to take any such actions that would reasonably be expected to impair the benefits of the Transactions to Parent; and provided further, that the obligations of the parties under this Section 8.01(d) shall be conditioned upon the occurrence of the Closing.

Section 8.02                             Confidentiality; Public Announcements.

(a)                                 Parent and the Company hereby acknowledge and agree to continue to be bound by the Confidentiality Agreement, dated as of September 5, 2014, by and between Parent and the Company (the “Confidentiality Agreement”).

(b)                                 Without limiting any other provision of this Agreement, each of Parent and the Company shall consult with the other and issue a joint press release with respect to the execution of this Agreement.  Thereafter, none of the Company, Parent or any of their respective Affiliates shall issue any press release or other public announcement (to the extent not previously publicly disclosed or made in accordance with this Agreement) with respect to this Agreement or the Transactions without the prior written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed), except (i) as such press release or other public announcement may be required by Applicable Law or the applicable rules of the NYSE or, in the case of Parent, the Toronto Stock Exchange, in which case the party required to issue the release or make the announcement shall use its reasonable best efforts to provide the other party with a reasonable opportunity to review and comment on such release or announcement in advance of its issuance or (ii) in connection with a Change of Board Recommendation, if and to the extent permitted by the terms of this Agreement.  This Section 8.02(b) shall terminate upon a Change of Board Recommendation.  Notwithstanding anything to the contrary in this Section 8.02(b), each of the parties may make public statements in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are consistent, in all material respects, with previous press releases, public disclosures or public statements made jointly by Parent and the Company and do not reveal material, non-public information regarding the other parties or the Transactions.

Section 8.03                             Indemnification of Officers and Directors.

(a)                                 After the Effective Time, Parent shall, and shall cause the Surviving Corporation to, indemnify, advance expenses to and hold harmless (i) the individuals who on or prior to the Effective Time were officers or directors of the Company and its Subsidiaries, and (ii) the individuals set forth in Section 8.03(a) of the Company Disclosure Schedule who were serving at the Company’s request as an officer or director of any other Person, with respect to all acts or omissions by them in their capacities as such or taken at the request of any of the Company or its Subsidiaries at any time prior to the Effective Time to the fullest extent that the Company or the Subsidiary for which they were acting in such capacity would have been permitted to indemnify, advance expenses to and hold harmless such individuals by Applicable Law.

(b)                                 Parent and Acquisition Sub agree that all rights to exculpation or advancement of expenses or indemnification for acts or omissions occurring prior to the Effective Time existing as of the date of this Agreement in favor of the current and former directors and officers of the Company and its Subsidiaries or any of their predecessors and the heirs, executors, trustees, fiduciaries and administrators of such officer or director (each, a “D&O Indemnitee”), as provided in the certificates of incorporation or bylaws (or comparable organizational or governing documents) of the Company and its Subsidiaries or in any Contract, in each case as applicable to a D&O Indemnitee, shall survive the Offer and the Merger and shall continue in full force and effect in accordance with their terms.  After the Effective Time, Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, fulfill and honor such obligations to the maximum extent that the Company or its Subsidiary would have been permitted to fulfill and honor them by Applicable Law.  In addition, for a period of six years following the Effective Time, Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, cause the certificate of incorporation and bylaws (or comparable organizational or governing documents) of the Surviving Corporation and its Subsidiaries to contain provisions with respect to indemnification and exculpation that are at least as favorable as the indemnification, advancement of expenses and exculpation provisions contained in the certificate of incorporation and bylaws (or comparable organizational or governing documents) of the Company and its Subsidiaries immediately prior to the Effective Time, and during such six-year period, such provisions, as applicable to a D&O Indemnitee, shall not be amended, repealed or otherwise modified in any respect, except as required by Applicable Law.

(c)                                  Prior to the Effective Time, the Company shall obtain and fully pay the premiums for a non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, the “D&O Insurance”), in each case for a claims reporting or discovery period of up to six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from the Company’s current D&O Insurance carriers or one or more insurance carriers with the same or better credit rating as the Company’s current D&O Insurance carriers with respect to directors’ and officers’ insurance policies in an amount and scope at least as favorable as the D&O

Insurance; provided, however, that in no event shall the Company pay aggregate premiums for such “tail” insurance policies in excess of the amount set forth in Section 8.03(c) of the Company Disclosure Schedule; provided further, that if the aggregate premiums payable for such “tail” insurance policies exceed such amount, the Company shall obtain “tail” insurance policies with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.

(d)                                 The provisions of this Section 8.03 shall survive the Closing and are intended to be for the benefit of, and enforceable by, each D&O Indemnitee, and nothing in this Agreement shall affect any indemnification rights that any such D&O Indemnitee may have under the certificate of incorporation or bylaws (or comparable organizational or governing documents) of the Company and its Subsidiaries or any Contract, in each case as applicable to a D&O Indemnitee, or Applicable Law.  Notwithstanding anything in this Agreement to the contrary, the obligations under this Section 8.03 shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnitee without the consent of such D&O Indemnitee.

(e)                                  The rights of each D&O Indemnitee under this Section 8.03 shall be in addition to any rights such person may have under the certificate of incorporation or bylaws (or comparable organizational or governing documents) of any of the Company or its Subsidiaries, the Surviving Corporation or any of its Subsidiaries, or under any Applicable Law or under any Contract of any D&O Indemnitee with any of the Company or its Subsidiaries.

(f)                                   In the event that the Company, the Surviving Corporation or any of their Subsidiaries (or any of their respective successors or assigns) shall consolidate or merge with any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger, or transfers all or substantially all of its properties and assets to any other Person, then in each case proper provision shall be made so that the continuing or surviving corporation or entity (or its successors or assigns, if applicable), or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 8.03.

Section 8.04                             Section 16 Matters.  Prior to the Offer Acceptance Time, the Company and the Company Board (or an appropriate committee of non-employee directors thereof) shall take such actions (including adopting a resolution consistent with the interpretive guidance of the SEC) as are required to cause the disposition of Company Securities in connection with the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt from Section 16(b) of the Exchange Act pursuant to Rule 16b-3 under the Exchange Act.

Section 8.05                             Employee Matters.

(a)                                 For a period of at least one year following the Closing Date, Parent shall, or shall cause the Surviving Corporation or one of its Subsidiaries to, provide each Company Employee who continues to be employed by the Surviving Corporation or one of its Subsidiaries (individually a “Company Employee” and collectively the “Company Employees”) with (i) base salary (or wages) and cash bonus opportunities (excluding any equity compensation) that are no less favorable than the base salaries and cash bonus opportunities (excluding any equity compensation) provided by the Company and its Subsidiaries immediately prior to the Effective Time, (ii) pension and welfare benefits that are no less favorable in the aggregate than those provided by the Company and its Subsidiaries immediately prior to the Effective Time and (iii) severance benefits that are no less favorable than those provided by the Company and its Subsidiaries immediately prior to the Effective Time.

(b)                                 Parent further agrees that, from and after the Closing Date, Parent shall, or shall cause the Surviving Corporation or one of its Subsidiaries to, grant all of the Company Employees credit for any service with the Company or its Subsidiaries earned prior to the Closing Date (i) for eligibility and vesting purposes and (ii) for purposes of vacation accrual and severance benefit determinations under any benefit or compensation plan, program, agreement or arrangement that may be established or that is maintained by Parent or the Surviving Corporation or any of its Subsidiaries on or after the Closing Date (each, a “Parent Plan”); provided, however, that such service shall not be recognized or credited to the extent that such recognition would result in a duplication of benefits provided to the Company Employee or to the extent that such service was not recognized under any similar Employee Plan of the Company.

(c)                                  The provisions of this Section 8.05 shall not (i) confer upon any Person (including any current or former employees) other than the parties hereto any rights or remedies hereunder, (ii) be construed as in any way modifying or amending the provisions of any Employee Plan, (iii) require Parent to continue any Employee Plan or be construed to prevent or limit Parent from terminating or modifying any Parent Plan or (iv) require Parent to continue or maintain the employment of any Company Employee following the Closing Date.

Section 8.06                             Company Restricted Shares and Company RSUs.

(a)                                 As soon as reasonably practicable following the date of this Agreement and in any event prior to the Closing, the Company Board (or, if appropriate, any committee administering the Company Stock Plan) shall adopt such resolutions that are necessary for the treatment of Cashed Out Company Restricted Shares and Cashed Out Compensatory Awards and for the termination of the Company Stock Plan at the Effective Time as set forth in Section 4.05.

Section 8.07                             Litigation.  Each of Parent and the Company shall promptly notify the other of any stockholder litigation against it or any of its Subsidiaries or Representatives arising out of or relating to this Agreement, the Offer, the Merger or the other Transactions and shall keep the other reasonably informed regarding any such stockholder litigation.  Each of Parent and the Company shall give the other reasonable opportunity to consult with it regarding the defense or settlement of any such stockholder litigation and shall give due consideration to the other party’s views with respect to such stockholder litigation.  Notwithstanding anything to the contrary contained herein, the Company shall not settle or enter into any negotiations or settlement of any such litigation without the prior written consent of Parent (which consent shall not be unreasonably conditioned, withheld or delayed).

Section 8.08                             Notification of Certain Matters.

(a)                                 The Company shall promptly notify Parent of (i) any written notice or other communication received by any of the Company or its Subsidiaries from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, if the failure to obtain such consent would reasonably be expected to materially impede or delay the consummation of the Transactions or have a Company Material Adverse Effect; (ii) any Proceeding commenced or, to the Company’s Knowledge, threatened that may materially impede or delay the consummation of the Transactions, or that make allegations that, if true, would, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect; (iii) any inaccuracy of any representation or warranty of the Company contained herein at any time during the term hereof if such inaccuracy would reasonably be expected to cause any of the conditions set forth in clauses 2(a), (b), (c) and (d) of ANNEX I to fail to be satisfied at the Initial Expiration Time or the Expiration Time; and (iv) any failure of the Company to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder if such failure would reasonably be expected to cause the condition set forth in clause 2(e) of ANNEX I to fail to be satisfied at the Initial Expiration Time or the Expiration Time.  For the avoidance of doubt, the delivery of any notice pursuant to this Section 8.08(a) shall not affect or be deemed to modify any representation or warranty of the Company set forth in this Agreement or the conditions to the obligations of Parent and Acquisition Sub to consummate the Offer or the remedies available to Parent and Acquisition Sub hereunder.

(b)                                 Parent shall promptly notify the Company of (i) any written notice or other communication received by Parent or Acquisition Sub from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, if the failure to obtain such consent would reasonably be expected to materially impede or delay the consummation of the Transactions or have a Company Material Adverse Effect; (ii) any Proceeding commenced or, to Parent’s Knowledge, threatened that may materially impede or delay the consummation of the Transactions; (iii) any inaccuracy of any representation or warranty of Parent or Acquisition Sub contained herein at any time during the term hereof if such inaccuracy would reasonably be expected to materially impede or delay Parent and Acquisition Sub’s ability to consummate the Transactions; and (iv) any failure of either Parent or Acquisition Sub to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder if such failure would reasonably be expected to materially impede or delay Parent and Acquisition Sub’s ability to consummate the Transactions.  For the avoidance of doubt, the delivery of any notice pursuant to this Section 8.08(b) shall not affect or be deemed to modify any representation or warranty of Parent or Acquisition Sub set forth in this Agreement or the remedies available to the Company hereunder.

Section 8.09                             Tax Matters.

(a)                                 During the period from the date of this Agreement to the Effective Time, the Company and its Subsidiaries shall (i) prepare and timely file all Tax Returns required to be filed by them on or before the Closing Date; (ii) fully and timely pay all Taxes due and payable in respect of such Tax Returns that are so filed; (iii) withhold from their respective employees, independent contractors, creditors, stockholders and third parties, and timely pay to the appropriate taxing authority, proper and accurate amounts in all material respects in compliance with all Tax withholding and remitting provisions of applicable laws, (iv) properly reserve (and reflect such reserve in their books and records and financial statements), for all Taxes payable by them for which no Tax Return is due prior to the Effective Time in a manner consistent with past practice; and (v) promptly notify Parent of any federal, state, local or foreign income or franchise and any other suit, claim, action, investigation, proceeding or audit (collectively, “Tax Actions”) pending or threatened against or with respect to the Company or any of its Subsidiaries in respect of any Tax matter, including Tax liabilities and refund claims.

(b)                                 Before the Effective Time, the Company and its Subsidiaries shall terminate all Tax Sharing Agreements (other than the Tax Receivable Agreement) to which the Company or any of its Subsidiaries is a party such that there are no further liabilities thereunder, other than any Tax Sharing Agreements solely among the Company and any of its Subsidiaries.

Section 8.10                             Resignations.  Subject to Section 2.01(d), not later than three Business Days prior to the Offer Acceptance Time, the Company shall cause each director of the Company to tender his or her resignation effective as of the earlier of the Offer Acceptance Time or the Closing, as the case may be.

ARTICLE IX
CONDITIONS TO THE MERGER

Section 9.01                             Conditions to the Obligations of Each Party.  The respective obligations of the Company, Parent and Acquisition Sub to consummate the Merger are subject to the satisfaction (or written waiver by all parties, if permissible under Applicable Law) of the following conditions:

(a)                                 No Injunction.  No Order (whether temporary, preliminary or permanent) of a Governmental Authority of competent jurisdiction or other Applicable Law shall be in effect which makes illegal, restrains, enjoins or otherwise prohibits or prevents the consummation of the Merger.

(b)                                 Consummation of Offer.  Acquisition Sub (or Parent on Acquisition Sub’s behalf) shall have accepted for payment all of the Shares validly tendered pursuant to the Offer and not withdrawn.

ARTICLE X
TERMINATION

Section 10.01                      Termination.  Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated and the Offer, the Merger and the Transactions may be abandoned at any time prior to the Effective Time, only as follows:

(a)                                 by mutual written agreement of each of the Company and Parent;

(b)                                 by either the Company or Parent if the Offer Acceptance Time has not occurred on or before January 31, 2015 (which date shall automatically, without further action of any party, be extended to March 31, 2015 if all of the Offer Conditions, other than the Offer Conditions set forth in clause 2(g) or 2(i) of ANNEX I, have been satisfied or shall be capable of being satisfied at such time) (the latest such date, the “End Date”); provided that the right to terminate this Agreement pursuant to this Section 10.01(b) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Offer Acceptance Time to have occurred by such time;

(c)                                  by either Parent or the Company if a Governmental Authority of competent jurisdiction shall have issued any Order or other Applicable Law, in each case, which has become final and non-appealable and which permanently makes illegal, restrains, enjoins or otherwise prohibits or prevents the acceptance for payment of, or payment for, Shares pursuant to the Offer or consummation of the Offer or the Merger;

(d)                                 by either Parent or the Company if the Offer shall have expired without the acceptance for payment of Shares pursuant to the Offer; provided that the right to terminate this Agreement pursuant to this Section 10.01(d) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the acceptance for payment of Shares pursuant to the Offer;

(e)                                  prior to the Offer Acceptance Time, by the Company, if the Company Board shall have determined to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal to the extent permitted by, and in accordance with Section 7.03(e); provided, that the Company shall not be permitted to terminate this Agreement pursuant to this Section 10.01(e) unless the Company shall have made the payment of the Company Termination Fee to Parent pursuant to Section 10.03(b)(iii).

(f)                                   prior to the Offer Acceptance Time, by Parent if the Company, the Company Board or any committee thereof shall have effected a Change of Board Recommendation;

(g)                                  prior to the Offer Acceptance Time, by Parent if (i) any representation or warranty of the Company contained in this Agreement shall be inaccurate or shall have become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date) such that any condition set forth in clause 2(a), (b), (c), or (d) of ANNEX I would not be satisfied, or (ii) any of the covenants or obligations of the Company contained in this Agreement shall have been breached such that the condition set forth in clause 2(e) of ANNEX I would not be satisfied; provided, however, that if an inaccuracy or breach is curable by the Company during the 30-day period after Parent notifies the Company in writing of the existence of such inaccuracy or breach (the “Company Cure Period”), then Parent may not terminate this Agreement under this Section 10.01(g) as a result of such inaccuracy or breach if such breach is cured during the Company Cure Period and if not so cured prior to the earlier of (A) the expiration of the Company Cure Period and (B) the End Date unless the Company is no longer continuing to exercise reasonable best efforts to cure such inaccuracy or breach; provided, further, that Parent may not terminate this Agreement under this Section 10.01(g) if it is then in breach in any material respect of this Agreement;

(h)                                 prior to the Offer Acceptance Time, by the Company, if (i) any representation or warranty of Parent or Acquisition Sub contained in this Agreement shall be inaccurate in any material respect or shall have become inaccurate in any material respect as of a date subsequent to the date of this Agreement (as if made on such subsequent date) or (ii) any of the covenants or obligations of Parent or Acquisition Sub contained in this Agreement shall have been breached in any material respect, in each of clauses (i) and (ii), if such inaccuracy or breach prevents or would reasonably be expected to prevent Parent or Acquisition Sub from consummating the Transactions; provided, however, that if an inaccuracy or breach is curable by

Parent or Acquisition Sub during the 30-day period after the Company notifies Parent in writing of the existence of such inaccuracy or breach (the “Parent Cure Period”), then the Company may not terminate this Agreement under this Section 10.01(h) as a result of such inaccuracy or breach if such breach is cured during the Parent Cure Period and if not so cured prior to the earlier of (A) the expiration of the Parent Cure Period and (B) the End Date unless Parent or Acquisition Sub, as applicable, is no longer continuing to exercise reasonable best efforts to cure such inaccuracy or breach; provided, further, that the Company may not terminate this Agreement under this Section 10.01(h) if it is then in breach in any material respect of this Agreement;

(i)                                     the party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give a notice of such termination to the other party specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail.

Section 10.02                      Effect of Termination.  If this Agreement is terminated pursuant to Section 10.01, then this Agreement shall become void and of no effect without liability of any party (or any Representative, stockholder or Affiliate of such party) to the other party hereto; provided, however, that: (a) none of the parties hereto shall be relieved of any damages or liability arising from any fraud or willful and material breach by such party of any provision of this Agreement; and (b) the parties hereto shall, in all events, remain bound by and continue to be subject to the provisions set forth in the Confidentiality Agreement, Section 8.02, this Section 10.02, Section 10.03 and ARTICLE XI, all of which shall survive any termination of this Agreement pursuant to Section 10.01.  For purposes of this Agreement, a “willful and material breach” shall mean a material breach that is a consequence of an act undertaken by the breaching party with the actual Knowledge that the taking of such act would, or would be reasonably expected to, cause a breach of this Agreement.

Section 10.03                      Expenses; Termination Fees.

(a)                                 Except as set forth in this Section 10.03, all fees and expenses incurred in connection with the preparation, negotiation and performance of this Agreement and the consummation of the Transactions shall be paid by the party incurring such expenses, whether or not the Offer and the Merger are consummated.

(b)                                 If, but only if, this Agreement is terminated:

(i)                                     (A) by Parent or the Company pursuant to Section 10.01(b) or Section 10.01(d) and (B) (x) an Acquisition Proposal has been made to the Company or the Stockholders after the date hereof or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal, (y) such Acquisition Proposal or intention to make an Acquisition Proposal was publicly disclosed prior to the time of such termination and an Acquisition Proposal remained pending as of the date of such termination, and (z) within twelve months of the termination of this Agreement, (1) the Company enters into a definitive agreement for the consummation of an Acquisition Proposal or (2) an Acquisition Proposal is consummated, then the Company shall pay, or cause to be paid, to Parent the Company Termination Fee within two Business Days of the earliest to occur of such events (provided, however, that for purposes of this Section 10.03(b)(i), the references to “20% or more” in the definition of Acquisition Proposal shall be deemed to be references to “more than 50%”);

(ii)                                  (x) by the Company pursuant to Section 10.01(b) or Section 10.01(d) and (y) the Company Board or any committee thereof made a Change of Board Recommendation, then the Company shall pay, or cause to be paid, to Parent the Company Termination Fee concurrently with such termination if the termination takes place on a Business Day, and on the next Business Day if the termination takes place on a day other than a Business Day;

(iii)                               by the Company pursuant to Section 10.01(e), then the Company shall pay, or cause to be paid, to Parent the Company Termination Fee concurrently with such termination if the termination takes place on a Business Day, and on the next Business Day if the termination takes place on a day other than a Business Day; or

(iv)                              by Parent pursuant to Section 10.01(f), then the Company shall pay, or cause to be paid, to Parent the Company Termination Fee promptly, and in any event not more than two Business Days following such termination.

(c)                                  Each of the Company, Parent and Acquisition Sub acknowledges that (i) the agreements contained in this Section 10.03 are an integral part of the Transactions, (ii) without these agreements, Parent, Acquisition Sub and the Company would not enter into this Agreement and (iii) any amount payable pursuant to this Section 10.03 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent and Acquisition Sub in the circumstances in which such amount is payable.  The parties hereto acknowledge and hereby agree that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(d)                                 Any amounts payable by the Company pursuant to this Section 10.03 shall be paid by wire transfer of same day funds in accordance with this Section 10.03 to an account designated by Parent, provided that such payments can be delayed until the Business Day after the day on which Parent provides the Company with wiring instructions and such delay will not give rise to a breach of the Company’s obligations under this Section 10.03.  If the Company fails to pay when due any amount payable under this Section 10.03 or any portion of such amount, then the Company shall pay Parent interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to Parent in full) at the rate of interest per annum equal to the “Prime Rate” as set forth on the date such payment became past due in The Wall Street Journal “Money Rates” column, plus 300 basis points and, if in order to obtain such payment, Parent or Acquisition Sub commences a suit that results in a judgment against the Company for any amount payable under this Section 10.03 or any portion of such amount, the Company shall pay to Parent and Acquisition Sub their reasonable costs and expenses (including reasonable attorneys’ fees) in connection with such suit.

(e)                                  Notwithstanding anything to the contrary in this Agreement but subject to Section 10.02, in the event that this Agreement is terminated pursuant to Section 10.01(b), Section 10.01(d), Section 10.01(e) or Section 10.01(f), the Company Termination Fee is payable pursuant to this Section 10.03 and the Company has paid the Company Termination Fee to Parent in accordance with this Section 10.03, Parent’s receipt of the Company Termination Fee from the Company pursuant to Section 10.03(b) and the payment of any amounts due pursuant to Section 10.03(d) shall (other than in respect of fraud or willful and material breach of any provision of this Agreement) be the sole and exclusive remedy of Parent and Acquisition Sub against the Company for any losses or damages arising from or relating to this Agreement, any breach of any representation, warranty, covenant or agreement in this Agreement or the failure of the Transactions to be consummated, and none of the Company Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions; provided, however, that the foregoing shall not impair the rights of Parent to obtain injunctive relief pursuant to Section 11.02 prior to any termination of this Agreement, including to prevent or object to a purported termination of this Agreement by the Company.

ARTICLE XI
MISCELLANEOUS

Section 11.01                      Notices.  All notices, requests and other communications required or permitted under, or otherwise made in connection with, this Agreement, shall be in writing and shall be deemed to have been duly given (a) when delivered, if delivered in person, (b) upon confirmation of receipt, when transmitted by facsimile or email, (c) on receipt, after dispatch by registered or certified mail, postage prepaid, (d) on the next Business Day, if transmitted by national overnight courier (with confirmation of delivery) or (e) in the case of notices delivered by Parent or the Company in connection with Section 7.01, on the date delivered if sent by electronic mail (with confirmation of delivery), in each case, addressed as follows:

if to Parent or Acquisition Sub, to:

Encana Corporation
Suite 4200, 500 Centre Street South East
P.O. Box 2850
Calgary, Alberta
T2P 2S5
Attention:                                                                 Executive Vice-President & General Counsel
Facsimile No.:                                           403-645-2200

with a copy to (which shall not constitute notice):

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019
Attention:                                                                 Andrew Foley; Adam M. Givertz
Facsimile No.:                                           212-757-3990
Email:                                                                                    afoley@paulweiss.com; agivertz@paulweiss.com

if to the Company, to:

Athlon Energy Inc.
420 Throckmorton St, Suite 1200
Fort Worth, TX  76102
Attention:  Robert C.     Reeves, President and Chief Executive Officer
Facsimile No.:                                           817-984-8217
Email:                                                                                    breeves@athlonenergy.com

with a copy to (which shall not constitute notice):

Latham & Watkins LLP
811 Main St
Houston, TX 77002
Attention:                                                                 Sean T. Wheeler; Michael E. Dillard
Facsimile No.:                                           713-546-5401
Email:                                                                                    sean.wheeler@lw.com; michael.dillard@lw.com

or to such other address, facsimile number or email address as such party may hereafter specify for the purpose by notice to the other parties hereto.

Section 11.02                      Remedies Cumulative; Specific Performance.  The rights and remedies of the parties hereto shall be cumulative (and not alternative).  The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties (on behalf of themselves and the third-party beneficiaries of this Agreement) shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions of this Agreement in addition to any other remedy to which they are entitled to at law or in equity, in each case without the requirement of posting any bond or other type of security.  Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.

Section 11.03                      No Survival of Representations and Warranties.  The representations and warranties contained herein and in any certificate or other writing delivered at the Expiration Date or the Closing pursuant hereto shall not survive the Effective Time.

Section 11.04                      Amendments and Waivers.

(a)                                 Subject to Section 8.03(d), any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective.

(b)                                 No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 11.05                      Binding Effect; Benefit; Assignment.

(a)                                 The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.  No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns except as provided in Section 8.03, and after the Effective Time, the rights of Stockholders to receive the Merger Consideration specified in Section 4.01.

(b)                                 No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement, by operation of law, merger, change of control or otherwise, without the consent of each other party hereto, except that prior to the Effective Time Acquisition Sub may transfer or assign its rights and obligations under this Agreement, in whole or in part to any Subsidiary of Parent, after the Effective Time, Parent or Acquisition Sub may transfer or assign their rights and obligations under this Agreement, in whole or in part to any Person; provided that any such transfer or assignment shall not relieve Parent or Acquisition Sub of its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to Parent or Acquisition Sub, and provided, further, that no such transfer or assignment shall be permitted if it would result in the imposition of any withholding Tax on payments pursuant to this Agreement.  Any purported assignment in violation of this Section 11.05(b) shall be void.

Section 11.06                      Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of laws that would require the application of the laws of any other jurisdiction.

Section 11.07                      Jurisdiction.  Each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such persons and irrevocably waives, to the fullest extent permitted by Applicable Law, and covenants not to assert or plead any objection it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

Section 11.08                      Waiver of Jury Trial.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF PARENT, ACQUISITION SUB OR

THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

Section 11.09                      Counterparts; Effectiveness.  This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.  This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto.  Until and unless each party has received a counterpart hereof signed by the other parties hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).  The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic mail transmission (including in portable document format (pdf) or otherwise) or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement.

Section 11.10                      Entire Agreement.  This Agreement, the Confidentiality Agreement and each of the documents, instruments and agreements delivered in connection with the Transactions, including each of the Exhibits and the Company Disclosure Schedule, constitute the entire agreement among the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, among the parties with respect to the subject matter of this Agreement.

Section 11.11                      Severability.  If any term, provision, covenant or restriction of this Agreement or the application thereof is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the Transactions are not affected in any manner materially adverse to any party.  Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

(Signature Page Follows)

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

ATHLON ENERGY INC.

By:	/s/ Robert C. Reeves
	Name:	Robert C. Reeves
	Title:	President and Chief Executive Officer

ENCANA CORPORATION

By:	/s/ Douglas J. Suttles
	Name:	Douglas J. Suttles
	Title:	President & Chief Executive Officer

By:	/s/ Sherri A. Brillon
	Name:	Sherri A. Brillon
	Title:	Executive Vice-President & Chief Financial Officer

ALENCO ACQUISITION COMPANY INC.

By:	/s/ David G. Hill
	Name:	David G. Hill
	Title:	Vice President

[Signature Page to Agreement and Plan of Merger]

ANNEX I
CONDITIONS OF THE OFFER

(1)                                 Notwithstanding any other terms or provisions of the Offer or the Agreement and Plan of Merger to which this ANNEX I is attached (the “Agreement”), Acquisition Sub shall not be obligated to accept for payment, and, subject to the rules and regulations of the SEC (including Rule 14e-l(c) promulgated under the Exchange Act), shall not be obligated to pay for, or may delay the acceptance for payment of or payment for, any validly tendered Shares pursuant to the Offer (and not theretofore accepted for payment or paid for), if immediately prior to the Expiration Date, there shall not have been validly tendered (not including any Shares tendered pursuant to guaranteed delivery procedures that were not actually delivered prior to the Expiration Date) and not validly withdrawn that number of Shares that would represent one Share more than one-half (1/2) of the sum of:

(a)                                 all Shares then outstanding, and

(b)                                 all Shares that the Company may be required to issue under the Exchange Agreement and upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion, settlement or exercise of all then outstanding warrants, options, benefit plans, obligations or securities convertible or exchangeable into Shares, or other rights to acquire or be issued Shares (including all then outstanding Company Compensatory Awards), regardless of the conversion or exercise price or other terms and conditions thereof (such condition in this clause (1) being the “Minimum Condition”).

For purposes of determining whether the Minimum Condition has been satisfied, Parent and Merger Sub shall have the right to include or exclude for purposes of their determination thereof Shares tendered in the Offer pursuant to guaranteed delivery procedures.

(2)                                 Notwithstanding any other term or provision of the Offer or the Agreement, and in addition to (and not in limitation of) Acquisition Sub’s rights to extend and amend the Offer (subject to the provisions of the Agreement), and subject to any applicable rules and regulations of the SEC, Acquisition Sub shall not be required to accept for payment or pay for any Shares tendered pursuant to the Offer if at the Expiration Date (i) the Minimum Condition has not been satisfied, or (ii) any of the following conditions shall not be satisfied or have been waived by Parent and Acquisition Sub:

(a)                                 the representations and warranties made by the Company contained in Section 5.07(b) and the second sentence of Section 5.05(f) of the Agreement shall be true and correct in all respects as of the date of the Agreement and as of the Expiration Date as though made on and as of the Expiration Date;

(b)                                 the representations and warranties made by the Company contained in Section 5.05(a) and the first sentence of Section 5.05(b) of the Agreement shall be true and correct in all respects as of the date of the Agreement and as of the Expiration Date as though made on and as of the Expiration Date (except to the extent that any such representation and warranty expressly speaks of a specified earlier date, in which case such representation and warranty need only be true and correct as of such specified earlier date), except for any failures to be so true and correct that, individually or in the aggregate, are de minimis (it being understood that any failures to be true and correct shall be deemed to be “de minimis” if and only if the Company’s fully diluted capitalization as of the applicable determination date does not exceed the Company’s fully diluted capitalization set forth in Section 5.05(a) and the first sentence of Section 5.05(b) by more than 0.25% in the aggregate);

(c)                                  the representations and warranties made by the Company contained in Section 5.01(a) (solely as it applies to the due incorporation and valid existence of the Company), Section 5.02, Section 5.04 (solely as it applies to the certificate of incorporation or by-laws of the Company), Section 5.20 and Section 5.22 of the Agreement shall be true and correct in all material respects as of the date of the Agreement and as of the Expiration Date as though made on and as of the Expiration Date (except to the extent that any such representation and warranty expressly speaks of a specified earlier date, in which case such representation and warranty need only be true and correct as of such specified earlier date), without giving effect to any “Company Material Adverse Effect” or other materiality qualifications, or any similar qualifications or limitations contained or incorporated directly or indirectly in such representations and warranties;

(d)                                 all other representations and warranties made by the Company in the Agreement (other than those referred to in clauses 2(a), (b) and (c) above) shall have been true and correct in all respects as of the date of the Agreement and shall be true and correct in all respects as of the Expiration Date as if made on the Expiration Date (except to the extent that any such representation and warranty expressly speaks of a specified earlier date, in which case such representation and warranty need only be true and correct in all respects as of such specified earlier date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have, a Company Material Adverse Effect and without giving effect to any “Company Material Adverse Effect” or other materiality qualifications, or any similar qualifications or limitations contained or incorporated directly or indirectly in such representations and warranties;

(e)                                  the Company shall have complied with or performed in all material respects all covenants and obligations that the Company is required to comply with or to perform at or prior to the Expiration Date;

(f)                                   Parent shall have received a certificate executed on behalf of the Company by its Chief Executive Officer to the effect that the conditions set forth in clauses (2)(a), (b), (c), (d) and (e) above have been duly satisfied;

(g)                                  The waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act shall have expired or been terminated;

(h)                                 since the date of the Agreement, there shall not have occurred any Company Material Adverse Effect that is continuing;

(i)                                     no Order (whether temporary, preliminary or permanent) of a Governmental Authority of competent jurisdiction or other Applicable Law shall be in effect which makes illegal, restrains, enjoins or otherwise prohibits or prevents the acceptance for payment of, or payment for, Shares pursuant to the Offer or consummation of the Offer or the Merger; and

(j)                                    the Agreement shall not have been validly terminated in accordance with ARTICLE X.

The foregoing conditions are for the sole benefit of Parent and Acquisition Sub and may be waived by Parent and Acquisition Sub, in whole or in part, at any time and from time to time, in the sole discretion of Parent and Acquisition Sub; provided, however, the Minimum Condition may be waived by Parent and Acquisition Sub only with the prior written consent of the Company, which may be granted or withheld in the Company’s sole discretion.  The failure by Parent or Acquisition Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

Each capitalized term used but not defined in this ANNEX I has the meaning ascribed to such term in the Agreement.